UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☑ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rojo's Famous, Inc.

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Washington
>
> ***Date of organization***
> May 3, 2017

Physical address of issuer
19901 1st Ave. S., Suite 406, Seattle, WA 98148

Website of issuer
www.rojosfamous.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer will shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of shares of Series B Preferred Stock of the issuer that is equal to two percent (2%) of the total number of such shares sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Shares of Series B Preferred Stock

Target number of Securities to be offered
13,514
Affiliates of the issuer may invest in the offering, and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.85

Target offering amount
$25,000.90

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: The company is prepared to issue additional shares to meet demand.

Maximum offering amount (if different from target offering amount)
$249,999.75

Deadline to reach the target offering amount
January 24, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
10

	Most recent fiscal year-end (December 31, 2020)	**Prior fiscal year-end (December 31, 2019)**
Total Assets	$636,218.44	$507,615.02
Cash & Cash Equivalents	$685.37	$10,724.60
Accounts Receivable	$89,415.40	$99,706.12
Short-term Debt	$636,008.88	$272,750.39
Long-term Debt	$10,000.00	$0.00
Revenues/Sales	$1,288,732.21	$347,520,17
Cost of Goods Sold	$672,458.12	$542,315.00
Taxes Paid	N/A	$0.00
Net Income	-$79,920.23	-$734,106.49

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island,

South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


September 24, 2021

FORM C/A

Up to $249,999.75

Rojo's Famous Inc.



Shares of Series B Preferred Stock

Explanatory Note


Rojo's Famous, Inc., (the Company), is filing an Amendment to its Form C, which was originally filed with the Securities and Exchange Commission on August 6, 2021. This Amendment is filed is add a webinar transcript, attached hereto as Exhibit H and disclose that related parties of the Company have made investments during the offering that at the time of investment represented more than 10% of the total amount raised. A previous Amendment was filed to disclose that related parties of the Company have made investments during the offering that in aggregate represented more than 10% of the total amount raised.

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Rojo's Famous, Inc., a Washington corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in shares of Series B Preferred Stock of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.90 and up to $249,999.75 from investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $101.75 per investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace, Inc. (the "Intermediary"). At the conclusion of the offering, the Issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$101.75	$5.09	$96.66
Aggregate Minimum Offering Amount	$25,000.90	$1,250.05	$23,750.85
Aggregate Maximum Offering Amount	$249,999.75	$12,499.99	$237,499.76

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will owe five percent (5%) of the amount raised in the Offering to the intermediary at the conclusion of the Offering. MicroVenture Marketplace Inc. will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.rojosfamous.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with

Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is September 24, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY

ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST CO., THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE

ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.rojosfamous.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Rojo's Famous, Inc. (the "Company") is a Washington corporation, formed on May 3, 2017.

The Company is located at 19901 1st Ave. S., Suite 406, Seattle, WA 98148.

The Company's website is www.rojosfamous.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company fills its pancake with quality ingredients, like natural sausages, cage-free eggs, and real cheddar cheese. Importantly, the Company partners with a plant-based protein manufacturer, which it uses to make three stock-keeping units that are 100% plant-based.

The Offering

Minimum amount of Shares of Preferred Stock being offered	$25,000.90 Principal Amount
Total Shares of Series B Preferred Stock outstanding after Offering (if minimum amount reached)	13,514
Maximum amount of Shares of Preferred Stock being offered	$249,999.75 Principal Amount
Total Shares of Series B Preferred Stock outstanding after Offering (if maximum amount reached)	135,135
Purchase price per Security	$1.85
Minimum investment amount per investor	$101.75
Offering deadline	January 24, 2022
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 38 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a history of losses and our future profitability is uncertain. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have incurred losses since we began our company and we will continue to have losses in the future as we incur additional expenses to execute our business plan, fuel our potential growth and conduct further research and development. We expect to make significant expenditures to commercialize our testing platform, further develop our business and make technology enhancements. We will have to begin to generate and sustain and increase revenues to achieve or maintain profitability. We may not generate sufficient revenues to achieve or maintain profitability in the future. We may incur significant losses in the future for a number of reasons, including those discussed in other risk factors and factors that we cannot foresee. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Our business, results of operations, and financial condition may be adversely impacted by the ending of the coronavirus (COVID-19) pandemic.

With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. As a means for the public to watch, share and socialize in a virtual setting, the Company's business actually benefits from the conditions surrounding social distancing and the avoidance of large, public gatherings that result from the Coronavirus (COVID-19) outbreak. Therefore, counter to most other business sectors, the Company could be materially and adversely affected if/when situations change with respect to the resumption of public gatherings. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information that may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern abate in the near-term, the Company's operations may be adversely affected.

The development and commercialization of our ready-to-eat pancake sandwiches is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing ready-to-eat specialty foods, and thus may be better equipped than us to develop and commercialize these products. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our pancake sandwiches will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and ingredients for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide natural sausage, cage-free egg products, cheese, and plant-based ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular sausage, egg, cheese or pancake mix.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Robert J. Selfridge who is President and CEO of the Company. The Company has or intends to enter into employment agreements with Robert J. Selfridge although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Robert J. Selfridge or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Robert J. Selfridge in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Robert J. Selfridge die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards, and is subject to FDA and USDA regulations, including regular inspections. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

We are vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.

The prices of the ingredients, packaging materials and freight are subject to fluctuations in price attributable to, among other things, changes in supply and demand of pork, poultry, wheat, dairy, fuel prices and government-sponsored agricultural and livestock programs. The sales prices to our customers are a delivered price. Therefore, changes in our input costs could impact our gross margins. Our ability to pass along higher costs through price increases to our customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which we compete. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect our results of operations.

We use significant quantities of wheat flour, pork, turkey, egg, and cheese, as well as corrugated fiberboard and other packaging materials provided by third-party suppliers. We buy from a variety of producers and manufacturers, and alternate sources of supply are generally available. However, the supply and price are subject to market conditions and are influenced by other factors beyond our control. We do not have long-term contracts with many of our suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase our costs and disrupt our operations.

Substantial disruption to production at our manufacturing and distribution facilities could occur.

A disruption in production at our manufacturing facility could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

Future product recalls or safety concerns could adversely impact our results of operations.

We may be required to recall certain of our products should they be mislabeled, contaminated, spoiled, tampered with or damaged. We also may become involved in lawsuits and legal proceedings if it is alleged that the consumption or use of any of our products causes injury, illness or death. A product recall or an adverse result in any such litigation could have an adverse effect on our business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability or consumer fraud claim is unsuccessful or without merit, the negative publicity surrounding such assertions regarding our products could adversely affect our reputation and brand image. We also could be adversely affected if consumers in our principal markets lose confidence in the safety and quality of our products.

The consolidation of retail customers could adversely affect us.

Retail customers, such as supermarkets, warehouse clubs, and food distributor in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Significant additional labeling or warning requirements may inhibit sales of affected products.
Various jurisdictions may seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our product(s). If these types of requirements become applicable to our product(s) under current or future environmental or health laws or regulations, they may inhibit sales of such products.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

- the introduction of competitive products;
- changes in consumer preferences among convenience and breakfast food products;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on one location to manufacture all of our products.
The loss of this facility and the inability to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. Wheat flour and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

Failure by our transportation providers to deliver our products on time or at all could result in lost sales.

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information, and personally identifiable information of our employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues, and competitive position.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.

We purchase large quantities of raw materials. In addition, we purchase and use significant quantities of packaging materials to package our products. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.

We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The shares of Series B Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the shares of Series B Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our shares of Series B Preferred Stock. Because our shares of Series B Preferred Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our shares of Series B Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the shares of Series B Preferred Stock may also adversely affect the price that you might be able to obtain for the shares of Series Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 78.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Florida law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage

a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.

There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

Purchasers will grant a proxy to vote their Securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters submitted to a vote of the stockholders of the Company. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

By signing an irrevocable proxy in connection with the purchase of the Securities, you will grant a proxy to the intermediary or its affiliate to vote the Securities on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a shareholder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of Series B Preferred Stock will be subject to dilution.

If the Company conducts subsequent Offerings of Series B Preferred Stock or Securities convertible into Series B Preferred Stock, issues shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of Series Seed Preferred Stock.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein.

Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

The Company has the right to end the Offering early.
The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company fills its pancake with quality ingredients, like natural sausages, cage-free eggs, and real cheddar cheese. Importantly, the Company partners with a plant-based protein manufacturer, which it uses to make three stock-keeping units that are 100% plant-based.

Business Plan

Rojo's manufactures a ready-to-eat breakfast sandwich using a freshly made pancake. The Company believes that the pancake is its differentiating ingredient, as it is fat free, and is cooked without the addition of oils or fats. Rojo's stuffs the pancake with real, wholesome ingredients without fillers or anything artificial.

Rojo's offers multiple product lines:

- The Traditional Line uses all-natural sausages, cage-free eggs and real cheddar cheese in the four different offerings.
- The Plant-Based Line stuffs 100% vegan proteins into a certified vegan pancake. There are three different plant-based sandwiches.
- The Fruit-based Line which uses strawberry and blueberry in a traditional Rojo pancake. As of September 2021, this line is just beginning to be introduced to retailers with the Company focusing on building out a potential sales pipeline of target retailers.

Rojo products are currently being sold on the Rojo's Famous website and in grocery chains such as Wegmans, Central Market HEB, Albertsons and others. We have three different packaging formats:
- A retail four pack for the traditional line
- A retail ten pack for the Club bulk package (pork sausage product only)
- Individually wrapped for grab and go for all flavors.
- A retail five pack for the fruit-filled line which the company has recently introduced to retailers

The Company hopes to continue to expand retail presence via its existing broker and distribution network. Additional manufacturing capacity will allow us to pursue additional opportunities such as convenience stores, club stores, and food service. Rojo's also plans to launch its fruit-filled line in Q3 2021. As of September, the Company focusing on building out a potential sales pipeline of target retailers. The Company also hopes to expand overseas and will explore opportunities to either ship finished product internationally, manufacturing license agreements, or a combination of both.

History of the Business

Remainder of page left intentionally blank.

The Company's Products and/or Services

Product / Service	Description	Current Market
Pork Sausage, Cage-Free Egg & Cheddar Cheese Pancake Sandwich	Natural pork sausage, cage-free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market
Turkey Sausage, Cage-Free Egg & Cheddar Cheese Pancake Sandwich	Natural turkey sausage, cage-free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market
Cage-Free Egg and Cheddar Cheese Pancake Sandwich	Cage-free egg and real cheddar cheese stuffed inside a fat free pancake, ready to heat and eat. (vegetarian)	U.S. Consumer Packaged Goods market
Pork "Pig in a Blanket" Pancake Sandwich	Natural pork sausage stuffed inside a fat free pancake, ready to heat and eat.	U.S. Consumer Packaged Goods market
Apple Maple Sausage & Creamy Chao Cheese Pancake Sandwich	Plant-Based proteins wrapped in a fat free vegan pancake, for a 100% vegan sandwich ready to heat and eat.	U.S. Consumer Packaged Goods market
Mexican Chipotle & Tomato Cayenne Cheese Pancake Sandwich	Plant-Based proteins wrapped in a fat free vegan pancake, for a 100% vegan sandwich ready to heat and eat.	U.S. Consumer Packaged Goods market
Italian Sausage & Creamy Chao Cheese Pancake Sandwich	Plan-Based proteins wrapped in a fat free vegan pancake, for a 100% vegan sandwich ready to heat and eat.	U.S. Consumer Packaged Goods market

Rojo's has developed a fruit filled line. We recently introduced two of the fruit filled products and intend to launch another fruit filled product later this year. As of September, the Company focusing on building out a potential sales pipeline of target retailers for this product.

Rojo's uses broadline distribution. We use national distributors such as KeHE and UNFI, as well as more localized distributors for specific customers. Our distribution choices are driven by the end retailers, who tell us who they use to receive products.

Competition

The Company's primary competitors are Jimmy Dean, Good Food Made Simple, Amy's, and Evol.

Customer Base

Rojo's products are sold directly to grocery store chains like HEB – Central Market and Wegmans. The Company also sells to consumers directly through its website.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Food Manufacturing	USDA	Grant of Inspection	August 29, 2019	September 3, 2019
Food Manufacturing	FDA	Registration	May 3, 2018	May 8, 2018

For our meat-based products (pork and turkey), Rojo's undergoes regular inspection by the USDA. As these meat-based products equate to a significant portion of our revenue, we are required to obtain this inspection. For non-meat products, we operate under FDA procedures. Our establishment is a registered facility with both the USDA and FDA.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 19901 1st Ave. S., Suite 406, Seattle, WA 98148.

The Company conducts business in the United States.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250.05	5.00%	$12,499.99
General Marketing	10.00%	$2,500.09	10.00%	$24,999.97
Research and Development	60.00%	$15,000.54	6.00%	$14,999.99
Manufacturing	0.00%	$0	40.00%	$99,999.90
General Working Capital	25.00%	$6,250.22	39.00%	$97,499.90
Total	**100.00%**	**$25,000.90**	**100.00%**	**$249,999.75**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C/A generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and will receive a number of Preferred Shares of the issuer that is equal to two percent (2%) of the total number of Preferred Shares sold by the issuer in the Offering.

The company has the discretion to alter the use of proceeds based on changes in general economic conditions or business conditions.

DIRECTORS, OFFICERS AND EMPLOYEES

The directors, or managers, and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name	Rojo's Famous Positions	Employment History for Past Three Years	Education & Qualifications
Robert J. Selfridge	President and CEO	Rojo's Famous Chief Executive Officer, President May 2017 – Present General business strategy, fundraising, product roadmap, and more.	BA, Political Science, University of Idaho
Jamie Holt	Chief Operating Officer	Rojo's Famous Chief Operating Officer June 2021 – Present General business operations and production management. Wholesome Sweetners VP of Consumer Sales May 2017 – February 2021 Oversight of strategies for branded and private label consumer packaged goods businesses	BBA, Marketing, Winthrop University
John G. Marbett	Vice President and Director	Rojo's Famous Vice President and Director May 2017—Present Leads the company's sales efforts	BS, Economics, University of Washington
Tom Leonard	Director	Rojo's Famous Director August 2018 –Present Oversees company board River Bay Investments CEO December 2002 – Present Manages the firm's portfolio, sits on portfolio company's boards, and seeks out new investment opportunities	BS, MS Engineering and Computer Science Florida State University
Kok Hoa "Paul" Phan	Director	Rojo's Famous Director August 2020 –Present Oversees and guides company strategy A Plus Power International Managing Partner January 2017 – Present	BA, Hotel & Restaurant Management Washington State University

		Leads the company's growth strategy and management	

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Washington law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 10 employees in Washington, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Robert J. Selfridge	Employment Agreement	August 14, 2019	N/A
John G. Marbett	Employment Agreement	August 14, 2018	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	650,000
Amount Authorized	50,000,000
Voting Rights	Each holder of outstanding shares of Common Stock shall be entitled to one (1) vote for each outstanding share of Common Stock held.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	33.85%

Type of security	Series A Preferred Stock
Amount authorized	4,000,000
Amount outstanding	1,270,000
Voting Rights	Each holder of outstanding shares of Series A Preferred Stock shall be entitled to one (1) vote for each outstanding share of Series A Preferred Stock held.
Anti-Dilution Rights	Preferred equity holders have the right to invest their pro-rata amount in subsequent financings
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	66.15%

Type of security	Series B Preferred Stock
Amount authorized	135,135
Amount outstanding	0
Voting Rights	Votes together with the Common Stock on all matters on an as converted basis. Each Holders of Series B Preferred Stock will appoint MicroVenture Marketplace, Inc., as its sole and exclusive attorney and proxy of such Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that such Holder is entitled to do so) with respect to all of the shares of Series B Preferred Stock of the Company.
Anti-Dilution Rights	Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of new equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%

Type of debt	Subordinated loan
Name of creditor	River Bay Partners III
Amount outstanding	$411,000.00
Interest rate and payment schedule	5% per annum, Balloon Payment
Maturity date	October 30, 2021

The Company has the following debt outstanding:

Type of debt	Subordinated loan
Name of creditor	River Bay Partners III
Amount outstanding	$411,000.00
Interest rate and payment schedule	5% per annum, Balloon Payment
Maturity date	October 30, 2021

Type of debt	Accounts Payable
Name of creditor	Multiple vendors
Amount outstanding	$229,737
Interest rate and payment schedule	0%, Monthly
Other Material Terms	Various deferred legal fees and manufacturing costs

Type of debt	SBA EIDL Loan
Name of creditor	U.S. Small Business Association
Amount outstanding	$10,000
Interest rate and payment schedule	0% per Annum
Other Material Terms	The amount of the EIDL Advance was determined by the number of employees indicated on the EIDL application at $1,000 per employee, up to a maximum of $10,000. The EIDL Advance does not have to be repaid, as it was used to fulfill employees' salary.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	200,000	$200,000.00	Pre-production expenses	May 4, 2017	Section 4(a)(2) of the Securities Act of 1933
Preferred Stock	260,000	$260,000.00	Operating Capital	February 2019	Section 4(a)(2) of the Securities Act of 1933
Common Stock	100,000	$360,000.00	Operating Capital	December 2019	Section 4(a)(2) of the Securities Act of 1933
Preferred Stock	610,000	$610,000.00	Operating Capital	August 2019	Section 4(a)(2) of the Securities Act of 1933
Preferred Stock	400,000	$400,000.00	Operating Capital	August 2018	Section 4(a)(2) of the Securities Act of 1933
Common Stock	130,000	$25,000.00	Operating Capital	April 2020	Section 4(a)(2) of the Securities Act of 1933

Valuation

Based on the Offering price of the Securities, the pre-offering value ascribed to the Company is $4,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

A majority of the company is owned by River Bay Partners, III. RBP III is owned by Tom Leonard. River Bay is entitled to a seat on the Board of Directors as long as they hold any equity ownership in the Company. The rest of the ownership is detailed in the cap table attached.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
River Bay Partners III	58.3%
Randy L. James	20.3%

Following the Offering, the Purchasers will own 0.66% of the Company if the Minimum Amount is raised and 6% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief, the Company has provided financial information certified by its principal executive officer instead of financial statements reviewed by a public accountant that is independent of the issuer.

2019 Tax Return Information for Rojo's Famous, Inc.:

Total Income	Taxable Income	Total Tax
$222,906	-$607,080	$0

Operations

Rojo's completed its last round of financing in April of 2019. Following this Offering, we should have enough liquidity to execute our business plan unless and until it is deemed necessary to open additional production facilities in other geographical regions. Our biggest challenges will be to maintain and expand shelf space in retailers' freezers, as there are some huge food conglomerates in our space. When and where we are on the shelf, we continue to compete favorably with excellent gross margins.

The Company recently moved into a larger production facility, which it believes will help its capacity to produce additional products. Additionally, the Company hopes to gain production efficiencies that will enable it to lower its cost of goods sold. Ultimately, the Company hopes to meet potential future demand through this production facility move.

Liquidity and Capital Resources

By providing the capital to move, we will increase capacity and efficiencies, allowing us to pursue more customers and revenue. The new facility will allow us to increase existing production volume, thereby hopefully improving revenue while decreasing costs.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
A portion of the proceeds of the Offering is budgeted for capital expenditures in the Company's new facility.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 135,135 of shares of Series B Preferred Stock for up to $249,999.75 principal amount. The Company is attempting to raise a minimum amount of $25,000.90 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by January 24, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. If the Company has received the Minimum Amount by the Offering Deadline, the Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $249,999.75 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an "Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C/A-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $101.75.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Preferred Shares of the Issuer equal to two percent (2%) of the total number of Preferred Shares sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Subscription Agreement in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 50,000,000 shares of common stock, par value $0.001 per share, of which 650,000 common shares issued and outstanding, (ii) 4,000,000 shares of preferred stock, par value $0.001 per share, of which 1,270,000 preferred shares issued and outstanding, and (iii) 135,135 shares of Series B Preferred Stock. A draft of the Third Amended and Restated Certificate of Incorporation of Rojo Famous Inc. (the "**Restated Certificate**") is attached hereto as Exhibit G.

Classes of Securities of the Company

Common Stock

Dividend Rights
Holders of Common Stock are entitled to receive dividends pari passu with holders of Preferred Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities. The holders of shares of Series A Preferred Stock shall be entitled to be paid out the assets of the Corporation available for distribution before any payments shall be made to holders of the Common Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of the Series A Preferred Stock are entitled to one vote for each share of Series A Preferred Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Series A Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Stock in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holders of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Stock and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities. The holders of shares of Series A Preferred Stock shall be entitled to be paid out the assets of the Corporation available for distribution before any payments shall be made to holders of the Common Stock.

Rights and Preferences
Holders of the Company's Series A Preferred Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Series A Preferred Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Preferred Stock (including those offered in this offering) and any additional classes of Preferred Stock that we may designate in the future.

Series B Preferred Stock

Dividend Rights
Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
Holders of Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. So long as at least 50% of the original number of Series B Preferred Stock is outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of outstanding Series B Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Series B Preferred Stock set forth in the Restated Certificate, as then in effect, in a way that adversely affects the Series B Preferred Stock; or

- create any new class or series of capital stock having rights, powers or privileges set forth in the certificate of incorporation, as then in effect, that are senior to Series B Preferred Stock, unless the Company offers the Series B Preferred Stock the right to convert or exchange their Series B Preferred Stock into capital stock of the Company having such senior rights, powers or privileges.

Proxy Granted to MicroVenture Marketplace Inc.

Each Purchaser will appoint MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of such Purchaser, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser is entitled to do so) with respect to all of the shares of Series Seed Preferred Stock of the Company. This means that you will have no right to vote any of your shares until the Proxy is terminated and the Proxy will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc, pursuant to the Proxy Agreement attached hereto as Exhibit H.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to receive the greater of (i) the original issue price, plus any dividends declared but unpaid or (ii) such amounts that they would have received had all shares of preferred stock been converted to common stock. Holders of Series B Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

Each share of Series B Preferred Stock is convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights and Preferences

Under the Subscription Agreement, investors who have invested $25,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

- Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.

- Major Purchasers will receive standard information and inspection rights, including the right to (i.) visit and inspect any of the properties of the Company, (ii.) examine the books of account and records of the Company, and (iii.) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act of 1933, as amended, 3) as part of an initial public offering or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Any transfer of the Securities is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion.

IPO Lock Up

Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

The Company does not have the right to repurchase the Series B Preferred Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Type of transaction	Security Purchases
Date of Transaction	September 2021
Related Party	Robert J. Selfridge
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Robert J. Selfridge, the Preisdent, CEO and Director of Rojo's Famous, purchased $8,001.25 worth of Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Type of transaction	Security Purchases
Date of Transaction	September 2021
Related Party	Randy James
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Randy James, a beneficial (greater than 20%) owner of outstanding voting equities of Rojo's Famous, purchased $5,000.55 worth of Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Type of transaction	Security Purchases
Date of Transaction	August 2021
Related Party	Tom Leonard
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Tom Leonard, the Director of Rojo's Famous, purchased $19,998.50 worth of Series B Preferred Shares during the Company's Regulation Crowdfunding offering

Type of transaction	Security Purchases
Date of Transaction	2018-2020
Related Party	Tom Leonard
Benefit Received by the Related Party	Investment into the Company
Benefit Received by the Company	Capital
Other material terms	Tom Leonard, the Director of Rojo's Famous, invested into the company through River Bay Partners, an investment firm he controls. As terms of the investment, he receives a perpetual seat on the board of directors as long as he is an equity holder into the Company.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Robert J. Selfridge
_____
(Signature)

Robert J. Selfridge
_____
(Name)

President & CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Robert J. Selfridge
_____
(Signature)

Robert J. Selfridge
_____
(Name)

President & CEO, Director
_____
(Title)

9/24/2021
_____
(Date)

/s/ Jamie Holt
_____
(Signature)

Jamie Holt
_____
(Name)

Chief Operating Officer
_____
(Title)

9/24/2021
_____
(Date)

/s/ Tom Leonard
_____
(Signature)

Tom Leonard
_____
(Name)

Director
_____
(Title)

9/24/2021
_____
(Date)

I, Robert J. Selfridge, being the founder of Rojo's Famous, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of and the related statements of income (deficit), stockholder's equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects.

(ii) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company field for the year ended December 31, 2020 and 2019.

/s/Robert J. Selfridge
_____
(Signature)

Robert J. Selfridge
_____
(Name)

CEO
_____
(Title)

9/24/21
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Term Sheet
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Restated Certificate
Exhibit H   Webinar Transcript

EXHIBIT A

Financial Statements

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of a consumer goods product including, but not limited to, the need for protection of proprietary cooking techniques, dependence on key personnel, reliance on agreements with wholesalers, a competitive landscape, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue upon delivery of its products to end customers (direct-to-consumer sales) or wholesale to retailers (like grocery stores).

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Stockholders' Equity

The company has issued 650,000 shares of common stock and 1,270,000 of preferred shares.

Fixed Assets and Intangible Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more.

Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When assets are retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of intangible property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company is taxed as a Delaware C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Commitments and Contingencies

Legal Matters

The Company is not currently involved in or aware of threats of any litigation.

Subsequent Events

Anticipated Crowdfunded Offering

The Company anticipates offering (the "Crowdfunded Offering") Series B Preferred Shares for up to $249,999.75 in a securities offering to be considered exempt from registration under Regulation CF. The Crowdfunded Offering is anticipated to be made via MicroVentures, (the "Intermediary"). The Intermediary will be entitled to receive customary cash and securities consideration for services rendered in the Crowdfunded Offering.

Management's Evaluation

Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Rojo's Famous
Profit and Loss
January - December 2020

	Total
Income	
Sales	-575.28
Sales of product income	1,296,158.21
Customer Refunds	-373.90
Discounts given	-7,318.22
Promotional price discounts	-158.60
Total Sales of product income	$ 1,288,307.49
Uncategorized Income	1,000.00
Total Income	$ 1,288,732.21
Cost of Goods Sold	
Cost of Goods Sold	724.23
Direct Labor	
Benefits	3,500.28
Payroll taxes	-14,268.28
Wages	182,877.05
Total Direct Labor	$ 172,109.05
Direct Materials	
Ingredients	280,908.19
Packaging	49,479.21
Total Direct Materials	$ 330,387.40
Distributor/Retailer Fees	
Lumper Fee	661.92
Promotions	7.99
Retailer / Distributor Fees - Other	69,128.61
Slotting	1,591.27
Total Distributor/Retailer Fees	$ 71,389.79
Selling Expenses	
Brokerage Fees	8,229.53
eCommere Marketing	4,002.98
Pro Forma	42,351.64
Red Rock	3,195.54
Total Brokerage Fees	$ 57,779.69
Digital marketing	2,499.95
Trade Shows	1,359.83
Travel expense	4,898.12
Total Selling Expenses	$ 66,537.59
Shipping	31,310.06
Total Cost of Goods Sold	$ 672,458.12
Factory Overhead	
Factory repairs & maintenance	2,337.52
Factory utilites	942.11

Indirect materials		1,222.04
Total Factory Overhead	$	**4,501.67**
PSEC 3.0		30.00
USDA Laboratory Product Testing		3,466.00
Total Cost of Goods Sold	$	**680,455.79**
Gross Profit	$	**608,276.42**
Expenses		
Advertising & Marketing		4,750.00
Automobile Expense		1,575.22
Bank/Merchant fee		1,613.16
Business meals & entertainment		137.00
Charitable Contributions		782.70
Cleaning supplies		1,887.36
Cold storage fees		11,665.51
Computer and internet		3,179.58
Consulting fees		7,361.61
Contract Labor		555.00
Dues and subscriptions		7,390.77
Employee Benefits		10,542.84
Equipment Rental		1,734.63
Freight & Shipping Costs		64,072.65
Indirect Wages		
Administrative Wages		13,000.00
Officer Wages		172,731.04
Payroll Taxes		13,154.04
Total Indirect Wages	$	**198,885.08**
Insurance expense		5,156.41
Internet expense		51.03
Job Supplies		7,614.72
Laundry service		6,841.20
Legal & Professional Services		278.12
Marketing		18,204.54
Medical insurance premiums		2,080.90
Office supplies		213.79
Office Supplies & Software		3,948.14
Online media advertising		2,524.25
Other Business Expenses		4,474.37
Outside Broker		23,610.61
Packaging		1,543.80
Payroll Expenses		
Taxes		-28,693.34
Wages		98,453.51
Total Payroll Expenses	$	**69,760.17**
Payroll Processing Fees		807.65
Pest control		1,153.80
Postage and mailings		1,000.04
Purchases		2,412.80

Reimbursements			44,220.46
Rent expense			71,025.13
Repairs & maintenance			40,471.05
Samples			343.77
Shipping supplies			9,170.87
Taxes & Licenses			4,255.00
Sales tax			137.69
Total Taxes & Licenses		$	**4,392.69**
Telephone expense			3,578.35
Training / Education			499.00
Uncategorized Expense			24,245.73
USDA Inspection Overtime			8,696.98
Utilities			15,350.44
Water sewer garbage			1,956.74
Total Expenses		$	**691,760.66**
Net Operating Income		-$	**83,484.24**
Other Income			
Other Income			3,564.01
Total Other Income		$	**3,564.01**
Net Other Income		$	**3,564.01**
Net Income		-$	**79,920.23**

NOT AUDITED

Rojo's Famous
Profit and Loss
January - December 2019

		Total
Income		
Sales		495.00
Sales of product income		348,190.52
Promotional price discounts		-1,165.35
Total Sales of product income	$	347,025.17
Total Income	$	**347,520.17**
Cost of Goods Sold		
Cost of Goods Sold		0.00
Direct Labor		3,372.10
Benefits		13,451.40
Payroll taxes		12,969.46
Wages		103,516.82
Total Direct Labor	$	133,309.78
Direct Materials		
Ingredients		137,526.80
Packaging		26,336.14
Total Direct Materials	$	163,862.94
Distributor/Retailer Fees		
Retailer / Distributor Fees - Other		8,600.55
Slotting		3,921.75
Total Distributor/Retailer Fees	$	12,522.30
Selling Expenses		
Brokerage Fees		750.00
Pro Forma		157,250.00
Red Rock		1,537.82
Total Brokerage Fees	$	159,537.82
Digital marketing		6,999.98
Trade Shows		27,474.73
Travel expense		30,898.13
Total Selling Expenses	$	224,910.66
Shipping		4,236.09
Total Cost of Goods Sold	$	538,841.77
Factory Overhead		
Factory repairs & maintenance		292.27
Total Factory Overhead	$	292.27
Spoils - Store Charges		26.16
USDA Laboratory Product Testing		3,154.80
Total Cost of Goods Sold	$	**542,315.00**
Gross Profit	-$	**194,794.83**
Expenses		
Administrative		112.49

Advertising & Marketing		39,007.35
Ask My Accountant		81.47
Automobile Expense		1,118.95
Bank/Merchant fee		1,892.21
Business licenses		2,118.00
Business meals & entertainment		89.78
Cleaning supplies		1,472.63
Cold storage fees		16,411.35
Computer and internet		9,596.24
Consulting fees		14,945.23
Contract Labor		3,350.50
Contractors		100.00
Dues and subscriptions		7,829.32
Freight & Shipping Costs		61,070.25
Indirect Wages		
Officer Wages		134,751.56
Payroll Taxes		9,856.07
Total Indirect Wages	$	**144,607.63**
Insurance expense		5,429.57
Interest expense		628.76
Job Supplies		181.73
Laundry service		3,999.44
Legal & Professional Services		15,581.50
Marketing		17,571.53
Meals & Entertainment		2,087.06
Medical insurance premiums		732.17
Office supplies		46.11
Office Supplies & Software		11,330.23
Online media advertising		12,452.57
Outside Broker		10,995.49
Payroll Expenses		
Taxes		1,778.29
Wages		11,052.18
Total Payroll Expenses	$	**12,830.47**
Payroll Processing Fees		64.90
Pest control		1,028.50
Postage and mailings		10,610.40
Reimbursements		18,892.48
Rent expense		52,123.02
Repairs & maintenance		29,665.85
Samples		4,141.04
Shipping supplies		4,104.38
Stamps.com		0.00
Taxes & Licenses		627.78
Telephone expense		3,137.73
Uncategorized Expense		1,841.91
Utilities		10,527.81

Water sewer garbage		8,943.68
Total Expenses	**$**	**543,379.51**
Net Operating Income	**-$**	**738,174.34**
Other Income		
Interest Earned		610.65
Other Income		3,457.20
Total Other Income	**$**	**4,067.85**
Net Other Income	**$**	**4,067.85**
Net Income	**-$**	**734,106.49**

NOT AUDITED

Rojo's Famous
Balance Sheet
As of December 31, 2020

	Total
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	627.27
Money Market	10.10
Operating	48.00
Savings	0.00
Total Bank Accounts	$ 685.37
Accounts Receivable	
Accounts Receivable (A/R)	89,415.40
Total Accounts Receivable	$ 89,415.40
Other Current Assets	
Finished goods	10,531.00
Inventory	4,261.00
Inventory Asset	41,252.00
Packaging material	33,581.00
Payroll Refunds	15,097.23
Prepaid Expenses	0.00
Raw materials	32,736.00
Repayment	
Cash Advance Repayment	0.00
Total Repayment	$ 0.00
Uncategorized Asset	666.00
Undeposited Funds	0.00
Total Other Current Assets	$ 138,124.23
Total Current Assets	$ 228,225.00
Fixed Assets	
Applied Machine Vision - Mfg Equipment	14,000.00
Dali Square - 7 Molds Empanada Maker	37,940.00
Fuji Formost Form-Fill Seal Wrapper	131,310.00
Hinds-Bock 12 Port Pancake Depositor	75,307.00
Hinds-Bock Pump	19,973.00
Thermal Rite 10 x 10 Freezer	26,450.00
Vollrath 40 qt mixer	8,442.00
Miscellaneous Equipment (pre-2019)	59,390.30
Rhu Han Young - 1st Pancake Machine	17,537.14
Sehan (HK) - 4 Pancake Machine	11,300.00
Schulz 7.5 CV Compressor	899.00
Simple Container Solutions - Packaging	1,815.00
Total Fixed Assets	$ 404,363.44
Other Assets	

Design Cost		400.00
Security deposits		3,230.00
Total Other Assets	**$**	**3,630.00**
TOTAL ASSETS	**$**	**636,218.44**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		213,096.00
Total Accounts Payable	**$**	**213,096.00**
Other Current Liabilities		
Accrued Expenses		0.00
Direct Deposit Payable		0.00
Loan		0.00
Loan		0.00
Loan Payable		0.00
Note Payable		8,333.36
Note Payable -		3,166.69
Notes Payable -		411,000.00
Other Payroll Deductions Payable Payroll		0.00
Taxes Payable		477.18
State Payroll Taxes Payable		-64.35
Workers Compensation Payable		0.00
Total Other Current Liabilities	**$**	**422,912.88**
Total Current Liabilities	**$**	**636,008.88**
Long-Term Liabilities		
SBA EIDL Loan Advance		10,000.00
Total Long-Term Liabilities	**$**	**10,000.00**
Total Liabilities	**$**	**646,008.88**
Equity		
Common stock		
additional paid capital - CS		0.00
common stock (par value $0.001)		0.00
Randy L James		50,000.00
River Bay Partners III, LLC		200,000.00
Taxman 401K FBO H Choder		50,000.00
Taxman 401K FBO R Freedman		50,000.00
Total Common stock	**$**	**350,000.00**
Opening balance equity		627.93
Preferred stock		
Martin Haase		10,000.00
Randy L James		290,000.00
River Bay Investments, Inc.		160,000.00
River Bay Partners III, LLC		760,000.00
Total Preferred stock	**$**	**1,220,000.00**
Retained earnings		-1,345,859.97
Net Income		-234,558.40

Total Equity	-$	9,790.44
TOTAL LIABILITIES AND EQUITY	$	636,218.44

NOT AUDITED

Rojo's Famous
Balance Sheet
As of December 31, 2019

	Total
ASSETS	
Current Assets	
Bank Accounts	
Clearing Bank	0.00
Money Market	0.00
Operating	10,724.60
Total Bank Accounts	**$ 10,724.60**
Accounts Receivable	
Accounts Receivable (A/R)	99,706.12
Total Accounts Receivable	**$ 99,706.12**
Other Current Assets	
Employee Advance	4,740.00
Finished goods	12,390.13
Inventory	4,683.85
Inventory Asset	51,229.14
Packaging material	26,456.50
Prepaid Expenses	495.00
Raw materials	6,385.38
Repayment	
Cash Advance Repayment	-500.00
Total Repayment	**-$ 500.00**
Undeposited Funds	1,254.00
Total Other Current Assets	**$ 107,134.00**
Total Current Assets	**$ 217,564.72**
Fixed Assets	
Applied Machine Vision - Mfg Equipment	13,000.00
Dali Square - 7 Molds Empanada Maker	37,940.00
Fuji Formost Form-Fill Seal Wrapper	129,145.00
Hinds-Bock 12 Port Pancake Depositor	27,450.00
Miscellaneous Equipment (pre-2019)	59,390.30
Rhu Han Young - 1st Pancake Machine	6,380.00
Sehan (HK) - 4 Pancake Machine	11,300.00
Simple Container Solutions - Packaging	1,815.00
Total Fixed Assets	**$ 286,420.30**
Other Assets	
Design Cost	400.00
Security deposits	3,230.00
Total Other Assets	**$ 3,630.00**
TOTAL ASSETS	**$ 507,615.02**
LIABILITIES AND EQUITY	
Liabilities	

Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)		163,877.19
Total Accounts Payable	$	**163,877.19**
Other Current Liabilities		
Accrued Expenses		4,668.38
Direct Deposit Payable		0.00
Loan - RJ		0.00
Loan Payable - Shareholder		71,335.06
Note Payable - Brown		8,333.36
Note Payable - Hass		3,166.69
Other Payroll Deductions Payable		-965.52
Payroll Taxes Payable		17,654.19
State Payroll Taxes Payable		2,005.53
Workers Compensation Payable		2,675.51
Total Other Current Liabilities	$	**108,873.20**
Total Current Liabilities	$	**272,750.39**
Total Liabilities	$	**272,750.39**
Equity		
Common stock		
additional paid capital - CS		0.00
common stock (par value $0.001)		0.00
Randy L James		50,000.00
River Bay Partners III, LLC		200,000.00
Taxman 401K FBO H Choder		50,000.00
Taxman 401K FBO R Freedman		50,000.00
Total Common stock	$	**350,000.00**
Opening balance equity		0.00
Preferred stock		
Martin Haase		10,000.00
Randy L James		290,000.00
River Bay Investments, Inc.		160,000.00
River Bay Partners III, LLC		760,000.00
Total Preferred stock	$	**1,220,000.00**
Retained earnings		-611,753.48
Net Income		-734,106.49
Total Equity	$	**234,864.63**
TOTAL LIABILITIES AND EQUITY	$	**507,615.02**

NOT AUDITED

Rojo's Famous

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-202,612.21
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-136,697.60
Inventory Asset	-204,253.80
Inventory, Finished goods	0.00
Payroll Refunds	-15,097.23
Raw materials	-63,902.89
Uncategorized Asset	-666.00
Accounts Payable (A/P)	116,406.83
Direct Deposit Payable	0.00
Loan - RJ	16,635.00
Loan - Randy James	18,400.00
Loan Payable - Shareholder	-10,217.10
Notes Payable - River Bay Partners III, LLC	400,000.00
Payroll Taxes Payable	-17,177.01
State Payroll Taxes Payable	-2,069.88
Workers Compensation Payable	-2,675.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**98,684.81**
Net cash provided by operating activities	**$ -103,927.40**
INVESTING ACTIVITIES	
Hinds-Bock 12 Port Pancake Depositor	-72,384.00
Rhu Han Young - 1st Pancake Machine	-11,157.14
Net cash provided by investing activities	**$ -83,541.14**
FINANCING ACTIVITIES	
SBA EIDL Loan Advance	10,000.00
Opening balance equity	572.25
Net cash provided by financing activities	**$10,572.25**
NET CASH INCREASE FOR PERIOD	**$ -176,896.29**
Cash at beginning of period	15,764.14
CASH AT END OF PERIOD	**$ -161,132.15**

NOT AUDITED

Rojo's Famous

Statement of Cash Flows
January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-724,894.44
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-78,521.67
Employee Advance	-4,740.00
Inventory	-4,683.85
Inventory Asset	-51,229.14
Inventory, Finished goods	-3,407.13
Packaging material	-8,746.50
Prepaid Expenses	-495.00
Raw materials	621.62
Repayment:Cash Advance Repayment	0.00
Accounts Payable (A/P)	163,354.69
Accrued Expenses	4,668.38
Direct Deposit Payable	0.00
Loan - RJ	0.00
Loan Payable - Shareholder	11,427.24
Other Payroll Deductions Payable	-965.52
Payroll Taxes Payable	17,230.45
State Payroll Taxes Payable	2,005.53
Workers Compensation Payable	2,675.51
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	49,194.61
Net cash provided by operating activities	**$ -675,699.83**
INVESTING ACTIVITIES	
Applied Machine Vision - Mfg Equipment	-13,000.00
Dali Square - 7 Molds Empanada Maker	-37,940.00
Fuji Formost Form-Fill Seal Wrapper	-129,145.00
Hinds-Bock 12 Port Pancake Depositor	-27,450.00
Rhu Han Young - 1st Pancake Machine	-6,380.00
Sehan (HK) - 4 Pancake Machine	-11,300.00
Simple Container Solutions - Packaging	-1,815.00
Design Cost	-400.00
Security deposits	-520.00
Net cash provided by investing activities	**$ -227,950.00**
FINANCING ACTIVITIES	
Common stock:additional paid capital - CS	90,960.00
Common stock:common stock (par value $0.001)	40.00
Common stock:Taxman 401K FBO H Choder	50,000.00
Common stock:Taxman 401K FBO R Freedman	50,000.00
Opening balance equity	0.00
Preferred stock:River Bay Investments, Inc.	160,000.00
Preferred stock:River Bay Partners III, LLC	560,000.00
Net cash provided by financing activities	**$911,000.00**

NOT AUDITED

	TOTAL
NET CASH INCREASE FOR PERIOD	$7,350.17
Cash at beginning of period	8,413.97
CASH AT END OF PERIOD	$15,764.14

ROJO'S FAMOUS INC.

Statement of Shareholder Equity (Deficit)

	Common Stock		Preferred Stock		Additional Paid	Retained	Total Stockholder's Equity
	Issued	Total Par value	Issued	Total Par value	in Capital	Earnings	(Defecit)
Balance at 12/31/2018	350,000	$ 350.00	340,000	$ 340.00		(611,753)	$ 47,246
Issuance of Stock (2019)	300,000	$ 300.00	930,000	$ 930.00	$ -		$ -
Net Income						$ (734,106)	
Balance at 12/31/2019	650,000	$ 650.00	1,270,000	$ 1,270.00	$ -	$ (1,345,859)	$ 234,864
Issuance of Stock (2020)	0.00	$ -	-	$ -	$ -		$ -
Net Income						(234,558)	
Balance at 12/31/2020	650,000	$ 650.00	1,270,000	$ 1,270.00	$ -	$ (1,580,417)	$ (9,790)

EXHIBIT B



MicroVentures



Company: Rojo's Famous

Market: Consumer packaged goods

Product: Breakfast pancake sandwiches

Company Highlights

- Generated more than $1.28 million in revenue in 2020, up 271% year-over-year
- Product can be found in major grocers like Central Market HEB, Safeway, and Wegmans
- Signed a new lease agreement to expand manufacturing capabilities into a 16k square foot facility in February 2021
- Available in retail locations in 10 states in the U.S., along both the East and West Coasts

EXECUTIVE SNAPSHOT

Rojo's Famous was founded by two longtime friends, associates, and Seattle natives, Robert J. Selfridge (RO) and John Marbett (JO), to build a business in the breakfast space. The two co-founders then developed a proprietary pancake cooking process, realizing there was an opportunity for innovation in the hand-held freezer section. This pancake product would be filled with only real, wholesome ingredients. They wanted a product that tasted great, but they also wanted to feel good about serving it to their children.

Since the product launch, the company has expanded its retail distribution. Their products can be purchased in Safeway, HEB Central Market, and Wegmans and are available on the U.S. East Coast, West Coast, and Texas. In 2020, the company generated $1.28 million in revenue and has raised more than $1 million from angel investors. This year, the company launched a fruit-filled pancake product line and also has its sights set on future geographic expansion.

PERKS

Purchasers who purchase Series B Preferred Stock on or before the date on which the Company raises $100,000 in the Offering will receive an "early bird" discount of 25%, which will reduce the purchase price to $1.38 per share.


Opportunity

Breakfast has long been described as one of the most important meals of the day. This age-old adage is now being perceived by modern consumers in new ways, with sales of traditional items stagnating or declining, while some newer products are being buoyed. Two themes are driving the new consumer trends around breakfast: convenience and wellness. Increasingly, consumers are seeking out options that promote some form of wellness, whether through high-quality traditional ingredients or plant-based options. At the same time, consumers are also seeking out portable, on-the-go products that can satisfy their appetites.[i]

Founded in 2017, Rojo's Famous is a Seattle-area consumer packaged goods company that has developed a breakfast pancake sandwich. These hand-held breakfast sandwiches are filled with eggs, breakfast meats like sausage, cheese, fruit, and plant-based meats. The company aims to deliver a convenient, tasty, natural ingredient pancake breakfast sandwich to consumers that is innovative and not a retread of traditional breakfast options.

Product

Rojo's Famous has developed a frozen breakfast pancake cooked through the company's proprietary oil-free process. After cooking, the breakfast pancake is wrapped around the filling, which includes natural ingredients, cage-free eggs, and non-GMO components. Consumers can heat and serve the item for a quick, hand-held, on-the-go breakfast. Finally, all Rojo's Famous pancake sandwiches are wrapped in recyclable and compostable packaging.







Traditional Line

Rojo's Famous Traditional Line includes four types of breakfast pancakes.









ROJO'S
FAMOUS
PANCAKE
SANDWICH
PORK SAUSAGE, EGG
& CHEDDAR CHEESE

Pork Sausage, Cage-Free Egg, and Cheese

ROJO'S
FAMOUS
PANCAKE
SANDWICH
TURKEY SAUSAGE, EGG
& CHEDDAR CHEESE

Turkey Sausage, Cage-Free Egg, and Cheese

ROJO'S
FAMOUS
PANCAKE
SANDWICH
PORK SAUSAGE
"PIG IN A BLANKET"

Pork Sausage "Pig in a Blanket"

ROJO'S
FAMOUS
PANCAKE
SANDWICH
EGG &
CHEDDAR CHEESE

Cage-Free Egg and Cheese (Vegetarian)



ROJO'S
PANCAKE
SANDWICH

Pork Sausage, Cage-Free Egg, and Cheese Ingredients: Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Pork Sausage: pork, water, salt, spices, dextrose, sugar. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.



ROJO'S
PANCAKE
SANDWICH

Turkey Sausage, Cage-Free Egg, and Cheese Ingredients: Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Turkey Sausage: turkey, water, potato starch, dextrose, sugar, salt, potassium chloride, spices. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.





ROJO'S
FAMOUS
PANCAKE SANDWICH

Pork Sausage "Pig in a Blanket" Ingredients: Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Pork Sausage: pork, water, salt, spices, dextrose, sugar.



ROJO'S
FAMOUS
PANCAKE SANDWICH
EGG & CHEDDAR CHEESE

Cage-Free Egg and Cheese (Vegetarian) Ingredients: Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.

Packaging Formats

Rojo's produces multiple different packaging formats, including:

- The Traditional Line is packaged in full color wrap for individual sales and in a 4-pack box.
- The Pork Sausage Egg & Cheese stock-keeping unit (SKU) is also offered in a 10-count Club Pack.
- The Fruit-based Line is being introduced to retailers in a 5-pack box.
- The Plant-Based Line is only offered in a full color wrap for individual sales.





4 INDIVIDUALLY WRAPPED PANCAKE SANDWICHES
Nutrition Facts
Calories 270
ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH ALL NATURAL SAUSAGE & REAL CHEDDAR CHEESE
PORK SAUSAGE, EGG & CHEDDAR CHEESE

MICROWAVABLE | READY TO ENJOY IN LESS THAN 90 SECONDS!
10 INDIVIDUALLY WRAPPED PANCAKE SANDWICHES
ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH 100% REAL PORK SAUSAGE, CAGE FREE EGGS & REAL CHEDDAR CHEESE
CAGE FREE EGGS
PORK SAUSAGE, CAGE FREE EGG & CHEDDAR CHEESE

Use of Proceeds


Use of Proceeds: Minimum Raised
$1,250.05
Intermediary Fees
Marketing
R&D
General Working Capital


Use of Proceeds: Maximum Raised
$12,499.99
Intermediary Fees
Marketing
R&D
Manufacturing Line
General Working Capital

Marketing	R&D	Manufacturing Line
Rojo's Famous intends to use a portion of this raise for general marketing expenses to increase brand awareness and gain additional exposure.	The company intends to use funds from this offering for research and development for new product lines, namely its apple fruit-filled pancakes that it hopes to launch later this year.	Rojo's Famous intends to invest capital into a second manufacturing line to expand its production capabilities to meet potential demand.

Intermediary Fees	General Working Capital
The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.	The company plans to use capital towards general working needs of the business as they arise.

Product Roadmap

Rojo's Famous launched its fruit-filled product line in Q2 2021 to retailers. This product line included the traditional Rojo pancake with fruit fillings, like strawberry and blueberry. Later in 2021, the company hopes to launch an apple-filled pancake. In addition to the product expansion, the company hopes to expand its retail presence in 2021 through existing broker and distribution agreements. It is also exploring opportunities to expand internationally.







ROJO'S
FAMOUS
PANCAKE SANDWICH
STRAWBERRY
GREAT FOR BREAKFAST & DESSERT!

ROJO'S
FAMOUS
PANCAKE SANDWICH
BLUEBERRY
GREAT FOR BREAKFAST & DESSERT!

Business Model

Rojo's Famous sells its products through retail locations and grocery chains, as well as directly to consumers through its website. The company offers multiple different packaging formats, with pricing for the fruit-filled line to be finalized:

Packaging Formats	MSRP
4-pack for the traditional and plant Rojo Famous product lines	$6.99
10-pack for the Pork Sausage Egg & Cheese, Cheddar Cheese, Cage-free egg product line	$11.99
Individually wrapped pancake (all flavors)	$1.99

USER TRACTION

Retail Locations

In addition to selling online, Rojo's Famous sells its product in retailers and grocers nationwide. The company's frozen breakfast product can be found in major retailers like Central Market HEB, Albertsons, Safeway, Wegmans, and others.





Geographic Locations

Rojo's Famous is available on both the East Coast and the West Coast of the U.S. Those states include:

- Washington
- Oregon
- Iowa
- Texas
- Virginia
- New York
- Massachusetts
- Maryland
- Pennsylvania
- New Jersey





Distribution Partnerships

Rojo's Famous has worked with two major food wholesalers that have helped the company expand its brand into new retailers. Those two wholesalers include United Natural Foods (NYSE: UNFI) and KeHe Distributors.

- United Natural Foods (UNFI) – largest publicly traded wholesale distributor delivering healthier food options to people throughout the U.S. and Canada. UNFI currently distributes over 250,000 products to more than 30,000 customers.[ii]
- KeHE Distributors – Illinois-based company distributing over 70,000 products to over 12,000 customers, including 23 of the 50 largest national retailers.[iii]

Manufacturing Facility

In February 2021, Rojo's Famous entered into a multi-year leasing agreement to begin working from a new manufacturing space in Seattle, Washington. The space is approximately 16,500 square feet, nearly 15,000 square feet larger that its previous lease.


Since its product launch in 2018, revenue has grown every year due to expanded distribution, enabling Rojo's Famous to access additional customers. Through the end of April, the company has generated ~$92,000 in total revenue in 2021. In 2020, the company earned $1.28 million in revenue, up 271% year-over-year. Revenue decreased in Q4 due to COVID-19 complications and inconsistent production levels. In 2020, gross margins were approximately 47% after previously being negative in 2019 due to increased overhead as it related to gross revenue. In 2019, Rojo's Famous earned $347,520 in revenue, surpassing 255% in year-over-year growth. In the company's first year of launching the product, it generated nearly $98,000 in revenue.



In 2021, the company has sustained about $107,000 in total operating expenses through the end of April. In 2020, Rojo's Famous incurred nearly $698,000 in operating expenses, up 28% year-over-year. Expenses peaked in Q3 due to running at maximum production capacity during this time. In Q4, operating expenses dramatically declined due to lower production levels. In 2019, the company sustained about $543,000 in operating expenses, up from $457,361 in 2018.





A breakdown of all expenses that represented at least 5% of total expenses in 2020:



A breakdown of all expenses that represented at least 5% of total expenses in 2019:





A breakdown of all expenses that represented at least 5% of total expenses in 2018:



Through the end of April, the company has experienced a net operating loss of about $69,000. In 2020, Rojo's Famous sustained a $96,000 net operating loss, down significantly from 2019, when it experienced a $738,000 net operating loss. The company generated positive net operating income in Q2 and Q4 in 2020. This improvement can be explained by significantly higher revenue generated in 2020, along with dramatically higher


gross margins, as it has gained better operating leverage. In 2018, the company incurred a $425,900 net operating loss.



INDUSTRY AND MARKET ANALYSIS

Frozen Food

The frozen food market reached $291 billion in 2019, and Allied Market Research estimated it would surpass $400 billion by 2027, growing at a compound annual growth rate (CAGR) of 4.2% from 2020 to 2027. The research firm's frozen food market encompassed products, like food, ready-to-eat meals, vegetables, fruits, soups, seafood, and more, that are preserved under low temperature. Growth in the market is expected to be driven by end-users like full-service restaurants, hotels and resorts, and quick-service restaurants. The industry's largest product segment is the ready meals portion, which represented 34.6% of the market in 2019. This product type is projected to remain the largest type in 2027, as well.[iv]

Technavio estimates that the frozen breakfast food portion of the market will grow by about $1.15 billion from 2019 to 2023, at about a 6% CAGR. Additionally, the organization reported that the market is fragmented and that this fragmentation will accelerate during this period, particularly as new products are launched. Some of the major industry players within this segment include General Mills, Kraft Heinz, Tyson, and many other firms.[v]





Market growth will ACCELERATE at a CAGR of over
6%
INCREMENTAL GROWTH
USD 1.15 bn
2018
2023
The year-over-year growth rate for 2019 is estimated at
5.14%
The market is FRAGMENTED with several players occupying the market share
36%
of the growth will originate from
NORTH AMERICA
One of the KEY DRIVERS for this market will be
LAUNCH OF NEW PRODUCTS
READ THE REPORT:
GLOBAL FROZEN BREAKFAST FOODS MARKET 2019-2023
17,000+ reports covering niche topics
CONSUMER STAPLES
Read them at:
www.technavio.com
technavio

Source: Frozen Breakfast Foods Market 2019-2023: Launch of New Products to Boost Growth: Technavio. Business Wire. (2020, April 27).

Plant-Based Food

The market for plant-based food grew 27% in 2020, bringing the total value to the market to $7 billion, according to the Plant Based Foods Association (PBFA) and The Good Food Institute (GFI). The plant-based food market grew almost twice as fast as the total U.S. retail food market, with 57% of households now purchasing plant-based foods, up from 53% in 2019. Additionally, plant-based food sales were consistent throughout the entire nation, with over 25% growth in every U.S. Census region.[vi]

The market for plant-based meat encompasses a significant portion of the entire plant-based food market. In 2020, the category reached $1.4 billion in value, with sales growing 45% from 2019. The plant-based meat category grew twice as fast as conventional meat. Notably, refrigerated plant-based meat sales grew 75% in 2020, as products were increasingly shelved adjacent to conventional meat. [vii]

Venture Financings

Highlights from venture capital financings in food products companies from 2010 to 2020 include:[viii]

- Capital invested reached a 10-year high in 2020 with $8.46 billion invested during the year, a 47% increase from 2019
- Deal count peaked in 2019, with 1,372 total deals
- From 2010-2020, there just over $33 billion invested in food products companies across 9,463 total deals





Capital invested and Deal Count in Food Products Companies, 2010-2020

Source: PitchBook Data, Inc.

COMPETITORS



Jimmy Dean: Founded in 1969, Jimmy Dean is a frozen breakfast foods company. Founded by the entertainer Jimmy Dean, the company offers more than 15 different breakfast products, including breakfast burritos, fresh sausage, stuffed hash browns, egg bowls, and much more.[ix] In January 2021, the brand introduced two breakfast sandwiches featuring a plant-based sausage patty, a first for the company.[x] Jimmy Dean products are available for purchase in retailers nationwide. Jimmy Dean is a Tyson Foods brand. Tyson Foods generated $43 billion in revenue in 2020, up from $42 billion in 2019. The company's annual report does not specify how much of sales were from the Jimmy Dean brand.[xi]



Good Food Made Simple: Founded in 2011, Good Food Made Simple is a Boston-based frozen food company. The company's breakfast line includes breakfast bowls, egg white patties, flatbread sandwiches, French toast, pancakes, waffles, and oatmeal. The company focuses on integrating organic and natural ingredients into its products. Good Food Made Simple Products can be purchased online or through select retailers.



Amy's Kitchen: Amy's Kitchen is a family-owned food manufacturing company that produces organic and non-GMO convenience and frozen foods. The California-based company offers foods for breakfast, lunch, and dinner, as well as snacks and sweets. The company's breakfast frozen food section includes egg scrambles, burritos, wraps, sandwiches, and bakes.[xii] Consumers can purchase Amy's product at select retailers. Additionally, the company operates three fast-casual restaurant locations in



California.[xiii] Amy's Kitchen is a privately held company but reportedly has annual revenue of ~$500 million.[xiv]



EVOL Foods: EVOL Foods is a frozen food manufacturer that produces single serve meals and snack offerings. The company's breakfast offering includes egg bowls with veggies and/or protein, burritos, and egg sandwiches. EVOL Foods is available for purchase in retail locations like Kroger and Walmart.[xv] In January 2014, Boulder Brands acquired Phil's Fresh Foods, the owner of EVOL Foods, for $48 million. At the time of the acquisition, EVOL's revenue grew 70% year-over-year to an estimated $17 million.[xvi] Now, EVOL is a Conagra Foods (NYSE: CAG) brand, along with other notable names like Gardein, Slim Jim, Reddi Wip, and Hunt's.[xvii] Conagra Foods generated $4.5 billion in net sales from its refrigerated and frozen section in 2020.[xviii]

EXECUTIVE TEAM



RJ Selfridge, CEO: RJ Selfridge has spent much of his career working in retail and consumer packaged goods. Before founding Rojo's Famous, he was the senior advisor to the Chairman of FoodX Glove Co, a Japanese holding company that operated retail concepts like Tully's Coffee Japan. Additionally, he has spent time in hospitality. Selfridge served as the GM of the Restaurant Division HQ at Nordstrom in Seattle. He also has worked as the Department Head of the Four Seasons Olympic Hotel in Seattle. He graduated from the University of Idaho.



Jamie Holt, COO: Jamie Holt joined Rojo's Famous in the summer of 2021 as the company's COO. Prior to joining Rojo's Famous Pancakes, he was the Vice President of Consumer Sales at Wholesome Sweeteners. In this role, he was responsible for the oversight and development of strategies designed to deliver growth and profitability for the North American Branded and Private Label businesses. Prior to joining Wholesome Sweeteners, Jamie was the Senior Director of Strategy at Cott Beverage (now Refresco). Holt also spent two decades at Mars International in his career. He earned his BBA in Marketing from Winthrop University.



John Marbett, Director of Sales: John Marbett leads sales operations at the company after spending two decades in the profession. Marbett has held sales roles for organizations across various industries, including tech, hospitality, financial services, and more. In his career, he has worked at Avvo, Atlast Inspection Technologies, Cedar River Foods, and ChefStack, among other firms. Marbett earned a BA in Economics from University of Washington.

PAST FINANCING

To date, Rojo's Famous has raised ~$1.1 million in equity capital from angel investors. The company has used this capital to fund manufacturing, development, and expansion. Last round was in Q4 of 2019 on preferred shares at a $3.1m post-money valuation.

Round	Date	Security	Amount	Price Per Share	Valuation
Other	Sept. 2018 - Apr. 2020	Common Stock	$360K	$1.00	$3.1M
Series A	Aug. 2018 - Aug. 2019	Series A Preferred Stock	$790k	$1.00	$3.1M


Security Type: Series B Preferred Stock
Round Size: Min: $25,000.90 Max: $249,999.75
Pre-Money Valuation: $4 million
Price Per Share: $1.85 or $1.38
Conversion Provisions: Convertible into one share of Common Stock (subject to proportional adjustments for share splits, dividends, and the like) at any time at the option of the holder.
Liquidation Preference: One times the Original Issue price plus declared but unpaid dividends on each share of Series B Preferred Stock, balance of proceeds paid to holders of Common Stock of the Company.

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,



- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://progressivegrocer.com/increasing-diversity-breakfast-solutions

[ii] https://ir.unfi.com/home/default.aspx

[iii] https://www.kehe.com/wp-content/uploads/2018/09/Company-Overview-Updated-9-13-18.pdf

[iv] https://www.alliedmarketresearch.com/frozen-food-market

[v] https://www.businesswire.com/news/home/20200427005595/en/Frozen-Breakfast-Foods-Market-2019-2023-Launch-of-New-Products-to-Boost-Growth-Technavio

[vi] https://gfi.org/press/plant-based-food-retail-sales-grow-27-percent-to-reach-7-billion-in-2020/

[vii] https://gfi.org/press/plant-based-food-retail-sales-grow-27-percent-to-reach-7-billion-in-2020/

[viii] Pitchbook Data, Inc.; Downloaded on March 24, 2021

[ix] https://www.jimmydean.com/products/

[x] https://www.fooddive.com/news/tyson-foods-brings-plant-based-meats-to-its-jimmy-dean-brand/592901/

[xi] https://s22.q4cdn.com/104708849/files/doc_financials/2020/ar/Tyson-2020-10K.pdf

[xii] https://www.amys.com/our-foods?onthemenu[0]=breakfast&mealcourse[0]=breakfast&items=72

[xiii] https://amysdrivethru.com/

[xiv] https://petalumastar.com/amys-kitchen-success-story/

[xv] https://www.evolfoods.com/where-to-buy?productCategory=346&productUpc=891627009435&ps-sku=891627009435

[xvi] https://www.refrigeratedfrozenfood.com/articles/87610-boulder-brands-acquires-evol-foods

[xvii] https://www.conagrabrands.com/brands

[xviii] https://materials.proxyvote.com/Approved/205887/20200803/AR_438736.PDF

EXHIBIT C

Subscription Agreement

<center>**SUBSCRIPTION AGREEMENT**</center>

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Board of Directors of
Rojo's Famous, Inc.
19901 1st Ave. S., Suite 406,
Seattle, WA 98148

Ladies and Gentlemen:

The undersigned understands that Rojo's Famous, Inc., a Washington corporation (the "**Company**"), is offering up to 135,135 shares of its Series B Preferred Stock (the "**Securities**") in a Regulation CF Offering at a price per security of $1.85 for an aggregate capital raise of up to $249,999.75; provided, however, that if the undersigned subscribes on or before the date on which the Company raises $100,000 in the Offering, then the undersigned will receive an "early bird" discount of 25%, which will reduce the purchase price to $1.38 (such purchase price whether with or without the "early bird" discount). The minimum amount or target amount to be raised in the Offering $25,000.90 (the "**Target Offering Amount**"). This Offering is made pursuant to the Form C/A, dated September 24, 2021 (as the same may be amended or supplemented from time to time, the "**Form C/A**"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**").

1. <u>**SUBSCRIPTION**</u>. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "**Subscription Agreement**").

2. <u>**ACCEPTANCE OF SUBSCRIPTION AND ISSUANCE OF SECURITIES**</u>. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. <u>**THE CLOSING**</u>. The closing of the purchase and sale of the Securities (the "**Closing**") shall take place at 11:59 p.m. Pacific Time on January 24, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. <u>**PAYMENT FOR SECURITIES**</u>. Payment for the Securities shall be received by Evolve Bank & Trust (the "**Escrow Agent**") from the undersigned of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. <u>**REPRESENTATIONS AND WARRANTIES OF THE COMPANY**</u>. As of the Closing, the Company represents and warrants that:

    a) The Company is duly formed and validly existing under the laws of Washington, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the **"State Securities Laws"**).

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. **REPRESENTATIONS AND WARRANTIES OF THE UNDERSIGNED**. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

   i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

   ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

   iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

   iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

   i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

   ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace, Inc, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace, Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace, Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) <u>No Guaranty</u>.

The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) <u>Status of Undersigned</u>.

    i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

ii. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The undersigned's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the undersigned's jurisdiction.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "**Commission**") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

6. HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. CONDITIONS TO OBLIGATIONS OF THE UNDERSIGNED AND THE COMPANY. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent:

a) Filing of Restated Charter. The Company shall have filed with the Washington Secretary of State the Third Amended and Restated Articles of Incorporation of the Company in the form of **Exhibit A** to this Agreement that will create the Securities being sold hereunder having the rights described in the Form C/A.

b) Representations and Warranties. The representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

c) Target Amount. Prior to the offering deadline specified in the Form C/A, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the target amount specified in the Form C/A.

8. **OTHER AGREEMENTS.**

a) Information Rights. The Company will furnish to the undersigned if the undersigned has invested at least Twenty Five Thousand Dollars ($25,000) in this offering and has thereby become a Major Purchaser (a "**Major Purchaser**") (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Major Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Major Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of shares of a competitor. Each Major Purchaser agrees that such Major Purchaser will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Major Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Major Purchaser's investment in the Company.

c) Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

d) Additional Rights. In the event that the Company issues preferred stock in its next equity financing after the date hereof (the "**Next Financing**") which have (a) rights, preferences or privileges that are more favorable than the terms of the Securities, such as price based anti-dilution protection; or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the undersigned with respect to the Securities (with appropriate adjustment for economic terms or other contractual rights, subject to undersigned's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by the undersigned, the provisions of this Section 8 shall be amended and restated by and into such Next Financing Documents.

e) Participation Right.

    i. General. Each Major Purchaser has the right of first refusal to purchase such Major Purchaser's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in Section 8(e)(ii) below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Purchaser shall have no right to purchase any such New Securities if such Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Share" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Securities owned by such Major Purchaser, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

ii. New Securities. "New Securities" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of the outstanding shares of all the series of the Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants or rights to purchase any securities of the Company outstanding as of the date of this Agreement and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued hereafter to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Company's Board of Directors (the "Board"); (e) shares of the Company's Series B Preferred Stock issued pursuant to this offering; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement or offering statement (under Regulation A) filed under the Securities Act.

iii. Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give to each Major Purchaser a written notice of its intention to issue New Securities (the "Notice"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with Section 8(e). Each Major Purchaser shall have ten (10) days from the date of such Notice is effective, as determined pursuant to Section 8(e) based upon the manner or method of notice, to agree in writing to purchase such Major Purchaser's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Purchaser's Pro Rata Share).

iv. Failure to Exercise. If the Major Purchasers fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Purchasers pursuant to this Section 8(e).

f) Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period.

9. OBLIGATIONS IRREVOCABLE. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. LEGEND. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

11. WAIVER, AMENDMENT. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12. ASSIGNABILITY. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

13. WAIVER OF JURY TRIAL. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14. DISPUTE RESOLUTION.

a) General Rule.

Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

15. GOVERNING LAW. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Washington, without regard to conflict of law principles thereof.

16. SECTION AND OTHER HEADINGS. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. COUNTERPARTS. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. NOTICES. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Rojo's Famous Inc. 19901 1st Ave. S., Suite 406, Seattle, WA 98148 Attention: RJ Selfridge
with a copy to:	BEVILACQUA PLLC 1050 Connecticut Avenue, NW, Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua, Esq. Email: lou@bevilacquapllc.com
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

19. BINDING EFFECT. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. SURVIVAL. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

21. NOTIFICATION OF CHANGES. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

22. SEVERABILITY. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

<center>SIGNATURE PAGE FOLLOWS</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of this [DAY] OF [MONTH], 2021

PURCHASER (if an individual):
By_____   Name:

PURCHASER (if an entity):
_____   Legal Name of Entity   By_____   Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Rojo's Famous Inc.
  By_____   Name: Title:

EXHIBIT A

Restated Charter

See Exhibit G to Form C/A

EXHIBIT D

Term Sheet

TERMS FOR SERIES B PREFERRED STOCK OF
ROJO'S FAMOUS INC.
September 24, 2021

The following is a summary of the principal terms with respect to the proposed Series B Preferred Stock financing of Rojo's Famous Inc., a Washington corporation (the "**Company**"). Except for the section entitled "Binding Terms," such summary of terms does not constitute a legally binding obligation. Any other legally binding obligation will only be made pursuant to definitive agreements to be negotiated and executed by the parties.

Offering Terms

Securities to Issue:	Shares of Series B Preferred Stock of the Company (the "**Series B Preferred Stock**").
Aggregate Proceeds:	A maximum of $249,999.75.
Purchasers:	Accredited and non-accredited investors approved by the Company (the "**Purchasers**").
Intermediary:	MicroVenture Marketplace, Inc., a member of FINRA and registered broker-dealer with the Securities and Exchange Commission is hosting the offering on its website at microventures.com.
Price Per Share:	Price per share of $1.85 (the "**Original Issue Price**"), based on a pre-money valuation of $4 million. Purchasers who purchase Series B Preferred Stock on or before the date on which the Company raises $100,000 in the Offering will receive an "early bird" discount of 25%, which will reduce the purchase price to $1.38 per share, (the "**Early Bird Discount**").
Liquidation Preference:	One times the Original Issue Price plus declared but unpaid dividends on each share of Series B Preferred Stock, balance of proceeds paid to holders of common stock of the Company. A merger, reorganization or similar transaction will be treated as a liquidation. For the avoidance of doubt, the Original Issue Price shall be $1.85 regardless of whether the Purchasers received the Early Bird Discount or not.
Conversion:	Convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.
Voting Rights:	Votes together with the Common Stock on all matters on an as-converted basis. In addition, the Company may not change the rights, powers or privileges of the Series B Preferred Stock or create a new class or series of capital stock that is senior to the Series B Preferred Stock without the consent of the holders of a majority of the outstanding Series B Preferred Stock voting as a separate class, unless the Company offers holders of the Series B Preferred Stock the right to convert or exchange their Series B Preferred Stock into capital stock of the Company having such senior rights, powers, or privileges.
Financial Information:	Purchasers who have invested at least $25,000 ("**Major Purchasers**") will receive standard information and inspection rights, including the right to (i.) visit and inspect any of the properties of the Company, (ii.) examine the books of account and records of the Company, and (iii.) discuss the affairs, finances, and accounts of the Company with the directors, officers, and management employees of the Company.

Participation Right: Major Purchasers will have the right to participate on a pro rata basis in subsequent issuances of new equity or equity-linked securities, excluding the issuances of equity options for either Common Stock or Preferred Stock share classes.

Future Rights: The Series B Preferred Stock will be given the same rights as the next series of Preferred Stock (with appropriate adjustments for economic terms).

Proxy Voting: Purchaser appoints MicroVenture Marketplace Inc. as the sole and exclusive attorney and proxy of Purchaser, with full power of substitution and re-substitution, to vote and exercise all voting and related rights (to the fullest extent that Purchaser as a stockholder is entitled to do so) with respect to all Series B Preferred Shares of the Company beneficially owned by Purchaser.

Binding Terms: For a period of thirty days, the Company agrees not to solicit offers from other parties for any financing. Without the consent of Purchasers, the Company will not disclose these terms to anyone other than officers, directors, key service providers, and other potential Purchasers in this financing.

EXHIBIT E

Pitch Deck



PANCAKE SANDWICH

It took a bit of innovation and a touch of madness for two Seattle natives, co-founders of ROJO'S FAMOUS, to come up with a revolutionary breakfast product as unique as it is delicious.



ROJO'S FAMOUS launched in 2017 by two long-time friends and associates, RJ Selfridge (RO) and John Marbett (JO). The two have developed a proprietary pancake cooking process realizing that there could be more innovation in the handheld freezer section.

In addition to the innovative pancake, **ROJO'S** decided from the beginning to fill it with only real, wholesome ingredients, without fillers or anything artificial. The partners wanted a product that tasted great, but they also wanted to feel good about serving it to their children (and grandchildren!)

Developing a pancake mix that was simultaneously delicious, fat-free, pliable, freezable, and reheat-able took almost a year.

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

ROJO'S
★ FAMOUS ★
PANCAKE SANDWICH

We manufacture and sell the breakfast sandwich with a freshly-made pancake. Using a proprietary oil-free cooking process, the production team wraps a delicious pancake around all-natural ingredients, making a delicious, healthy, and convenient treat.

Product addresses many consumer desires;
- Natural ingredients
- Non-GMO
- Cage-free eggs
- Low in calories and fat, zero trans fats
- Recyclable & compostable packaging

Super Convenient; just heat and serve

Compelling margins





Total Frozen Breakfast Category in mainstream grocery is generating $4.1 billion in sales in 2020[1]

The category grew from both a $ and unit perspective:[1]

- Dollar growth: 14.8% year-over-year
- Unit growth: 8.9% year-over-year

Top brands capture a majority of the frozen breakfast entrée market in the U.S.[2]

- Hillside Brands, Kellogg, De Wafelbakkers, Kraft Heinz are the top four largest brands

1. https://www.supermarketnews.com/consumer-trends/frozen-food-sales-21-2020-covid-alters-shopping-and-eating-behaviors
2. https://www.statista.com/statistics/1017520/leading-frozen-breakfast-entree-sales-share-in-the-united-states/

MARKET POTENTIAL





Packaging Formats

Rojo's produces multiple different package formats. The Traditional Line is packaged in full color wrap for individual sales, and in a 4-pack box. The Plant Line is packaged in full color wrap for individual sales, and in a 4-pack box. The Pork Sausage Egg & Cheese SKU is also offered in a 10-count Club Pack. Finally, the company has a fruit based 5-pack line that has recently been introduced to retailers.











ROJO'S
FAMOUS
BLUEBERRY
PANCAKE SANDWICH
GREAT FOR BREAKFAST & DESSERT!

READY TO ENJOY IN LESS THAN 90 SECONDS!
ROJO'S
FAMOUS
10
INDIVIDUALLY WRAPPED PANCAKE SANDWICHES
PANCAKE SANDWICH
MADE WITH 100% REAL PORK SAUSAGE, CAGE FREE EGGS & REAL CHEDDAR CHEESE
CAGE FREE EGGS
270
13g
NO
0g
NO
PORK SAUSAGE, CAGE FREE EGG & CHEDDAR CHEESE

ROJO'S
FAMOUS
PANCAKE SANDWICH
PORK SAUSAGE, EGG & CHEDDAR CHEESE

4 INDIVIDUALLY WRAPPED PANCAKE SANDWICHES
ROJO'S
FAMOUS
PANCAKE SANDWICH
Nutrition Facts
Calories 270
PORK SAUSAGE, EGG & CHEDDAR CHEESE



TRADITIONAL LINE

(Individually wrapped for individual sales)



- Pork Sausage, Cage Free Egg & Cheese
- Turkey Sausage, Cage Free Egg & Cheese
- Pork Sausage "Pig in a Blanket"
- Cage Free Egg & Cheese (Vegetarian)









ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH ALL NATURAL SAUSAGE & REAL CHEDDAR CHEESE
PORK SAUSAGE, EGG & CHEDDAR CHEESE
ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH ALL NATURAL SAUSAGE & REAL CHEDDAR CHEESE
TURKEY SAUSAGE, EGG & CHEDDAR CHEESE
ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH A FAT FREE PANCAKE & ALL NATURAL SAUSAGE
PORK SAUSAGE "PIG IN A BLANKET"
ROJO'S
FAMOUS
PANCAKE SANDWICH
MADE WITH A FAT FREE PANCAKE & REAL CHEDDAR CHEESE
EGG & CHEDDAR CHEESE



INGREDIENTS
Shown: front panel of 4-pack retail box



NATURAL PORK SAUSAGE, CAGE FREE EGG & CHEDDAR CHEESE
Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Pork Sausage: pork, water, salt, spices, dextrose, sugar. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.
CONTAINS WHEAT, MILK, SCRAMBLED EGG, SOY



NATURAL TURKEY SAUSAGE, CAGE FREE EGG & CHEDDAR CHEESE
Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Turkey Sausage: turkey, water, potato starch, dextrose, sugar, salt, potassium chloride, spices. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.
CONTAINS WHEAT, MILK, SCRAMBLED EGG, SOY



NATURAL PORK SAUSAGE "PIG N' A BLANKET"
Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Pork Sausage: pork, water, salt, spices, dextrose, sugar.
CONTAINS WHEAT, MILK, EGG





CAGE FREE EGG & CHEDDAR CHEESE (VEGETARIAN)
Pancake: water, wheat flour, vital wheat gluten, sugar, dextrose, nonfat dry milk, sodium bicarbonate, whole egg, monocalcium phosphate, calcium acid pyrophosphate, salt, canola oil. Cheddar Cheese: cultured milk, salt, enzymes, annatto coloring. Scrambled egg: whole eggs, whey, nonfat milk, vegetable oil (corn and/or soybean), contains 2% or less of the following: salt, xanthan gum, citric acid, pepper, natural butter flavor.
CONTAINS WHEAT, MILK, SCRAMBLED EGG, SOY



FRUIT FILLED LINE





— READY TO EAT IN LESS THAN 90 SECONDS! —
ROJO'S
FAMOUS
PANCAKE SANDWICH
STRAWBERRY
A FLUFFY PANCAKE WITH REAL BERRIES INSIDE!
ONLY 12 G SUGAR, 270 CALORIES, AND NO ARTIFICIAL INGREDIENTS!
NET WT. 16.25 OZ (1 LB 0.25 OZ)
GREAT FOR BREAKFAST & DESSERT!

— READY TO EAT IN LESS THAN 90 SECONDS! —
ROJO'S
FAMOUS
PANCAKE SANDWICH
BLUEBERRY
A FLUFFY PANCAKE WITH REAL BERRIES INSIDE!
ONLY 12 G SUGAR, 270 CALORIES, AND NO ARTIFICIAL INGREDIENTS!
NET WT. 16.25 OZ (1 LB 0.25 OZ)
GREAT FOR BREAKFAST & DESSERT!

- Real Fruit Fillings – no additives or preservatives
- No added sugar
- Convenient – fully cooked - just heat and serve
- Three Flavors:
  - Strawberry
  - Blueberry
  - Apple (coming soon)





Every ROJO'S packed for food service is individually wrapped on this fully labeled film, allowing a single sandwich to be scanned at retail.







GRAB N' GO

We want ROJO'S FAMOUS PANCAKE SANDWICHES to have significant appeal and acceptance beyond grocery and home delivery. Sold "individually wrapped," these grab n' go SKUs are a menu item for convenience stores, coffee shops, and institutional food service.

ROJO'S are shipped frozen and enjoy a 14-day shelf life thawed in a refrigerator.





GROCERY – WHERE WE ARE AVAILABLE

FredMeyer   *Central Market*   **Wegmans**

SAFEWAY   **Albertsons**   **QFC** Quality Food Centers





Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

Good morning. My name is R.J. Selfridge. I'm a co-founder and CEO of Rojo's Famous Pancake Sandwiches. I'm speaking to you today from our newest facility that's currently under construction.

We're busy relocating our existing production project and headquarters to a much bigger space. Our current facility is about 1,800 square feet, which includes a production room just under 600 square feet. Our new plant is going to be about 10,000 square feet with a cold production room of 1,600 square feet.

The bottom line with all these numbers is that the minute we turn the switch on in our new facility, we're confident we'll be prepared to double our capacity. Wedd also plan to aa second line in that new facility that we expect will quadruple our current production capacity. And this enhanced capacity is key to service our existing customer base as well as growth.

Rojo's is a pancake sandwich, and the magic is literally the pancake. We believe we're the first manufacturer to take a freshly made pancake and wrap it around great tasting protein and other terrific ingredients. We play in the frozen ready-to-eat handheld breakfast category. Rojo's displays quality and innovation that we believe has absent in this category for years. It's not another bagel, it's not another croissant, it's not an English muffin, it's a great tasting pancake. And who doesn't love a pancake?

Rojo's produces two separate lines. We have what we call our original line and this is all-natural sausages (pork or turkey), real cheddar cheese, and cage-free eggs. The quality of ingredients is something that carries through all of our products. We pay more money for, and more attention to, clean, natural, real ingredients. Rojo's contains no processed cheese, no additives and no preservatives. We also manufacture a plant-based line, which is 100% vegan. We work with an innovative plant-based protein manufacturer here in Seattle, and we produce 3 unique, 100% plant based vegan sandwiches as well.

Rojo's is currently available in leading grocery retailers from coast to coast including notable banners like Wegmans in the northeast, HEB in Texas, multiple divisions of Albertson-Safeway, and we're also in a couple of Kroger brands here in the northwest. And does not count several of the small independent chains that are sprinkled throughout the country.

Our revenue last year ending in 2020 ended up just over $1.2 million in sales. This is triple our sales of about 340,000 dollars in 2019. In our first year, when we were just getting our product launched, we recorded $100,000 in sales. So, you can see that since inception of the company, we've had great trajectory and growth. And now our challenge is to meet the demand and that's where the new plant comes in. For the first time in our history, this will allow us to get in front of our business and demand as opposed to chasing it.

I really do appreciate you taking the time to watch this video and to learn a little bit more about Rojo's. For even more information, check out our website, www.rojosfamous.com as well as our investment opportunity on MicroVentures. Thank you very much.

EXHIBIT G

Restated Certificate

FILED
Secretary of State
State of Washington
Date Filed: 06/09/2021
Effective Date: 06/09/2021
UBI No: 604 120 843

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ROJO'S FAMOUS, INC.

Pursuant to RCW 23B.10.070 under the Washington Business Corporation Act, as now or hereafter in effect (the "*Act*"), the following constitutes the Third Amended and Restated Articles of Incorporation (the "*Restated Articles*") of RoJo's Famous, Inc., a Washington corporation (the "*Corporation*").

ARTICLE I: NAME

The name of the Corporation is RoJo's Famous, Inc.

ARTICLE II: AUTHORIZED SHARES

The Corporation is authorized to issue two (2) classes of shares, designated "Common Stock" and "Preferred Stock." The total number of shares of Common Stock authorized to be issued is Fifty Million (50,000,000), $0.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is Twenty Million (20,000,000), $0.001 par value per share, of which Four Million (4,000,000) shares are designated as "Series A Preferred Stock" and One Hundred and Thirty Five Thousand and One Hundred and Thirty Five (135,135) shares are designated as "Series B Preferred Stock."

ARTICLE III: TERMS OF CLASSES AND SERIES OF STOCK

The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock and the Common Stock are as follows:

1. Definitions. For purposes of this Article III, the following definitions apply:

    1.1 "*Act*" means the Washington Business Corporation Act, codified as Title 23B of the Revised Code of Washington.

    1.2 An "*Affiliate*" of a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For purposes of this definition of "Affiliate" the term "*control*" means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

    1.3 "*Board*" shall mean the Board of Directors of the Corporation.

    1.4 "*Corporation*" shall mean this Corporation.

    1.5 "*Common Stock*" shall mean the Common Stock, $0.001 par value per share, of the Corporation.

    1.6 "*Distribution*" shall mean the transfer of cash or property by the Corporation to one or more of its shareholders without consideration, whether by dividend or otherwise (except a dividend in shares of the Corporation's stock). A Permitted Repurchase (defined below) is not a Distribution.

    1.7 "*Series A Dividend Rate*" shall mean four percent (4.0%) per share per annum of the Original Issue Price of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends, recapitalizations or the like, with respect to the Series A Preferred Stock).

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

1.8 *"Original Issue Date"* shall mean, with respect to the Series A Preferred Stock, the first date on which a share of Series A Preferred Stock is issued by the Corporation and with respect to the Series B Preferred Stock, the first date on which a share of Series B Preferred Stock is issued by the Corporation.

1.9 *"Original Issue Price"* shall mean, with respect to the Series A Preferred Stock, $1.00 per share and with respect to the Series B Preferred Stock, $1.85 per share (in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

1.10 *"Permitted Repurchases"* shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at the price at which the Corporation issued such shares (subject to adjustments for stock splits, stock dividends, combinations, recapitalizations and the like), upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares with the consent and approval of the Board.

1.11 *"Preferred Stock"* shall mean the Preferred Stock, $0.001 par value per share, of the Corporation.

1.12 *"Series A Preferred Stock"* shall mean the Series A Preferred Stock, $0.001 par value per share, of the Corporation.

1.13 *"Series B Preferred Stock"* shall mean the Series B Preferred Stock, $0.001 par value per share, of the Corporation.

2. Dividend Rights.

2.1 **Series A Preferred Stock.** From and after the date of the issuance of any shares of Series A Preferred Stock, dividends, at the Series A Dividend Rate, shall accrue on such shares of Series A Preferred Stock (the *"Accruing Dividends"*). Accruing Dividends shall be cumulative (compounding annually) and shall accrue from the date of issue of the Series A Preferred Stock, whether or not earned or declared and whether or not in any fiscal year there are profits, surplus or other funds of the Corporation legally available for the payment of dividends in such fiscal year, so that if in any fiscal year(s) such dividends are not paid in whole or in part upon the Series A Preferred Stock, the portion of such dividends as shall be unpaid shall accumulate as against the holders of Common Stock, and any other shares of capital stock of the Corporation. No dividends shall be paid, and no Distribution shall be made or paid, with respect to the Common Stock or any other shares of capital stock of the Corporation unless dividends in the total amount of the Accruing Dividends on the Series A Preferred Stock shall have first been paid or declared and set apart for payment to the holders of the Series A Preferred Stock during that calendar year; provided, however, that these restrictions shall not apply to Permitted Repurchases. Payments of Accruing Dividends shall be paid to the holders of Series A Preferred Stock on a pari passu and pro rata basis according to the number of shares of Series A Preferred Stock held by each such holder.

2.2 **Series B Preferred Stock.** Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the Board out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

2.3   Pari Passu Additional Dividends. If, after dividends in the full respective preferential amounts specified in Section 2.1 above for the Preferred Stock have first been paid or declared and set apart for payment to the holders of the Series A Preferred Stock in any calendar year, the Board may declare and pay additional dividends or Distributions in such calendar year on the outstanding shares of Common Stock only in accordance with the following provisions of this Section 2.2 (each such additional dividend paid in a calendar year after payment to the holders of the Preferred Stock in such calendar year of their full respective preferential dividend payments as provided in Section 2.1 being hereinafter referred to as an *"Additional Dividend"*). The holders of the outstanding shares of Preferred Stock and Common Stock shall be entitled to be paid and to share in each Additional Dividend on an equal priority, *pari passu* basis (meaning that each such Additional Dividend must be declared and paid on all outstanding shares of Preferred Stock and Common Stock concurrently, in an equal amount per share except as provided below in this paragraph with respect to the Preferred Stock), out of any assets of the Corporation legally available therefor, payable when, as and if declared by the Board; provided, however, that the amount of any such Additional Dividend payable on a share of the Preferred Stock shall be not less than the product obtained by multiplying (a) the amount of such Additional Dividend per share then declared and paid on the Common Stock (if any) by (b) the number of shares of Common Stock into which one (1) share of such series of Preferred Stock is then convertible. Additional Dividends shall not be cumulative.

2.4   Non-Cash Dividends. Whenever a dividend or Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director, except that any securities of another corporation or other entity to be distributed to shareholders as a dividend shall be valued in the manner in which securities are to be valued in Section 3.5 below.

3.   Liquidation Rights.

3.1   Liquidation Preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock (both Series A and Series B) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders (*"Available Assets"*) before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Original Issue Price, plus any Accruing Dividends unpaid thereon (with respect to the Series A Preferred Stock) together with any other dividends declared but unpaid thereon (such aggregate amount being referred to hereinafter as the *"Preferred Stock Liquidation Preference"*). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the Available Assets shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 3.1, such holders shall share in any distribution of the Available Assets on a pari passu and pro rata basis according to the number of shares of Preferred Stock held by each holder.

3.2   Participation Rights. If there are any Available Assets remaining after the payment or distribution (or the setting aside for payment or distribution) of the Preferred Stock Liquidation Preference, then all such remaining Available Assets shall be distributed among the holders of the then outstanding shares of Common Stock and the holders of the then outstanding shares of Preferred Stock pro rata according to the number of shares of Common Stock held by each such holder, where, for this purpose, a holder of shares of Preferred Stock will be deemed to hold (in lieu of such holder's Preferred Stock) the greatest whole number of shares of Common Stock then issuable upon conversion in full of such shares of Preferred Stock pursuant to Section 5 below.

3.3   Deemed Liquidation Events. Each of the following transactions (each, a *"Deemed Liquidation Event"*) shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of, and as those terms are used in, this Section 3:

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

(a) any (i) reorganization by way of share exchange, or (ii) any merger or consolidation in which the Corporation is a constituent corporation or in which the Corporation is a party with one or more other entities or pursuant to which securities of the Corporation are issued, in each case whether in one transaction or in a series of related transactions (each such share exchange, merger or consolidation being hereinafter referred to as a "***Combination Transaction***"), if, as a result of such Combination Transaction, the shareholders of the Corporation immediately prior to the consummation of such Combination Transaction (excluding any Acquiring Shareholder, as defined below), do not collectively own, immediately after the consummation of such Combination Transaction, securities of the acquiring or surviving entity of such Combination Transaction (or of such acquiring or surviving entity's parent entity if the acquiring or surviving entity is owned, directly or indirectly, by a parent entity) that together possess more than fifty percent (50%) of the total voting power of all securities of such acquiring or surviving entity (or of its parent entity, if applicable as aforesaid) that are outstanding immediately after the consummation of such Combination Transaction (including outstanding securities of such acquiring or surviving entity (or of its parent entity, if applicable as aforesaid) that are held by the AcquiringShareholder, if any), unless otherwise agreed to in writing by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single, separate class on an as-converted to Common Stock basis, which also must include the consents of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a single, separate class on an as-converted to Common Stock basis; or

(b) any sale, conveyance, exclusive license or other disposition of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions (an "***Asset Sale***").

For purposes of this Section 3.3, an "***Acquiring Shareholder***" means a shareholder or shareholders of the Corporation prior to a Combination Transaction (as defined in Section 3.3(a) above) that: (i) merges or combines with the Corporation in such Combination Transaction, or (ii) acquires stock of the Corporation pursuant to such share exchange, merger or consolidation, or (iii) is an Affiliate of another corporation or other entity that (A) merges or consolidates with the Corporation or a direct or indirect subsidiary of the Corporation in such Combination Transaction, or (B) acquires stock of the Corporation pursuant to such Combination Transaction.

3.4 Intentionally omitted.

3.5 Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any Deemed Liquidation Event, dividend or Distribution are other than cash, then the value of such assets shall be their fair market value as determined by the Board in good faith with, and inclusive of, the separate approval of the River Bay Director, except that any such assets that are securities to be distributed to the Corporation's shareholders shall be valued as follows:

(a) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(i) unless otherwise specified in a definitive agreement for a Deemed Liquidation Event, if the securities are then traded on a national securities exchange or the NASDAQ Stock Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of such securities on such exchange, stock market or system over the thirty (30) calendar day period ending three (3) days prior to the distribution; and

(ii) if clause (i) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the thirty (30) calendar day period ending three (3) trading days prior to the distribution; and

(iii) if there is no active public market as described in clauses (i) or (ii)

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

above, then the value shall be the fair market value thereof, as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

(b)   The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value of such securities determined as provided above in subparagraph (a) of this Section 3.5 to reflect the approximate fair market value thereof, as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

3.6   Waiver. The treatment of any particular transaction or series of related transactions as a Deemed Liquidation Event may only be waived by the vote or written consent of the holders of more than fifty percent (50%) of the then outstanding shares of Preferred Stock, voting together as a single, separate class, on an as converted to Common Stock basis, which also must include the consents of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

4.   Voting Rights.

4.1   Common Stock. Each holder of outstanding shares of Common Stock shall be entitled to one (1) vote for each outstanding share of Common Stock held.

4.2   Preferred Stock.

(a)   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Designation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(b)   Preferred Stock Protective Provisions. At any time when at least fifty percent (50%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the articles of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock; or

(ii)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock, unless the Corporation offers holders of the Series Seed Preferred Stock the right to convert or exchange their respective shares of Series Seed Preferred Stock into capital stock of the Corporation having such senior rights, powers, or privileges.

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

4.3 **Proxy Granted to MicroVenture Marketplace, Inc.** Each Holders of Series B Preferred Stock will appoint MicroVenture Marketplace, Inc., as its sole and exclusive attorney and proxy of such Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that such Holder is entitled to do so) with respect to all of the shares of Series B Preferred Stock of the Company.

4.3.1 **Termination of Proxy.** The proxy granted above shall be a contractual right and will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc. or up on the bankruptcy, dissolution or similar event with respect to MicroVenture Marketplace Inc.

4.4 **Board Size.** The authorized number of directors of the Board shall be up to five (5) directors with the Board seat allocations to be as set forth in Section 4.5 hereof.

4.5 **Board of Directors Election and Removal.**

(a) Election of Directors.

(i) The Corporation's Chief Executive Officer shall serve on the Board during his or her term in office (the "*CEO Director*").

(ii) For so long as River Bay Investments, Inc. owns beneficially anyshares of Preferred Stock or Common Stock, River Bay Investments, Inc. shall be entitled to elect one (1) director of the Corporation (the "*River Bay Director*").

(iii) For so long as any shares of Common Stock and Series A Preferred Stock are outstanding, the holders of the Common Stock and the Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect three (3) directors of the Corporation, two (2) of which shall be a holder of Common Stock or Series A Preferred Stock, and one (1) of which shall be some combination of (A) independent third parties who are not Affiliates of the Corporation or River Bay Investments, Inc., and/or (B) holders of Common Stock or Series A Preferred Stock (the "*Common/Series A Directors*"). For the avoidance of doubt, holders of Series B Preferred Stock shall not have the right to vote for directors of the Corporation under this Section 4.5.

(iv) If at any meeting or at the time of any action by written consent of the Corporation's shareholders for the election of directors, River Bay Investments, Inc. no longer beneficially owns any shares of Preferred Stock or Common Stock, then the holders of the Common Stock and the Series A Preferred Stock, voting together as a single class, on an as-converted to Common Stock basis, shall instead be entitled to elect one additional Common/Series A Director.

(b) Quorum of Shareholders to Elect Directors; Required Vote.

(i) Quorum. At any meeting held for the purpose of electing directors of the Corporation, the presence in person or by proxy of: (A) River Bay Investments, Inc. shall constitute a quorum for the election of the River Bay Director to be elected by River Bay Investments, Inc. pursuant to Section 4.5(a)(ii); and (B) the holders of at least a majority of the voting power of all the then issued and outstanding shares of Common Stock and Series A Preferred Stock voting together as a single class (on an as-converted to Common Stock basis) shall constitute a quorum for the election of the Common/Series A Directors to be elected jointly by the holders of the Common Stock and the Series A Preferred Stock pursuant to Section 4.5(a)(iii).

(ii) Required Vote. With respect to the election of any director or directors by the holders of the outstanding shares of a specified series, class or classes of stock given the

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

right to elect such director or directors pursuant to Section 4.5(a) above (the "*Specified Stock*"), that candidate or those candidates (as applicable) shall be elected who either: (i) in the case of any such vote conducted at a meeting of the holders of such Specified Stock, receive the highest number of affirmative votes (on an as-converted to Common Stock basis) of the outstanding shares of such Specified Stock, up to the number of directors to be elected by such Specified Stock under the applicable provisions of Section 4.5(a); or (ii) in the case of any such vote taken by written consent without a meeting, are elected by the written consent of the holders of at least a majority of the then outstanding shares of such Specified Stock.

(c) Vacancy. If there shall be any vacancy in the office of a director elected or to be elected by the holders of any Specified Stock under Section 4.5(a), then a director to hold office for the unexpired term of such directorship may be elected by the required vote of holders of the shares of such Specified Stock specified in Section 4.5(b)(ii) above that are entitled to elect such director under Section 4.5(a).

(d) Removal. Subject to compliance with RCW 23B.08.080 under the Act, any director who shall have been elected to the Board by the holders of any Specified Stock as provided above in this Section 4.5 may be removed during his or her term of office, without cause, by, and only by, the holders of such Specified Stock and by the affirmative vote of the holders of such Specified Stock that would have been sufficient to elect such director to the Board in accordance with these Restated Articles.

(e) Procedures. Any meeting of the holders of any Specified Stock, and any action taken by the holders of any Specified Stock by written consent without a meeting, in order to elect or remove a director under this Section 4.5, shall be held in accordance with the procedures and provisions of the Corporation's Restated Articles, its Bylaws, the Act and applicable law regarding shareholder meetings and shareholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

(f) Termination. Notwithstanding anything in this Section 4.5 to the contrary, the provisions of this Section 4.5 shall cease to be of any further force or effect upon the earliest to occur of: (i) the consummation of a Deemed Liquidation Event; (ii) the closing of a Qualified IPO (as that term is defined in Section 5.2(a) below); or (iii) the first date on which no shares of Preferred Stock are outstanding.

4.6   Compensation Committee. The Board shall create a committee (the "*Compensation Committee*") to have the primary responsibility of reviewing and recommending to the Board for approval the compensation of the Corporation's executive officers. The Compensation Committee shall consist of the Bay Director, the CEO Director, and at least one additional director that is also not an officer of the Corporation.

5.   Conversion Rights. The outstanding shares of Preferred Stock (both Series A and Series B) shall be convertible into Common Stock as follows:

5.1   Optional Conversion.

(a)   At the option of the holder thereof, each outstanding share of a series of Preferred Stock shall be convertible, at any time or from time to time, into fully paid and non-assessable shares of Common Stock as provided herein.

(b)   Each holder of a series of Preferred Stock who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock or Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Preferred Stock being converted. Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares

Work Order: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

Common Stock to which such holder is entitled upon such conversion and, if less than all of the shares of Preferred Stock represented by such surrendered certificate are being converted, a replacement certificate for the number of shares of Preferred Stock that were not converted and remain outstanding. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be

treated for all purposes as the record holder of such shares of Common Stock on such date. If an optional conversion election under this Section 5.1 is made in connection with an underwritten offering of the Corporation's securities registered pursuant to the Securities Act of 1933, as amended (which underwritten offering does not cause an automatic conversion pursuant to Section 5.2 to take place), then the conversion may, at the option of the holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of the Corporation's securities pursuant to such offering, in which event the holders making such elections who are entitled to receive Common Stock upon conversion of their Preferred Stock shall not be deemed to have converted such shares of Preferred Stock until immediately prior to the closing of such sale of the Corporation's securities in such underwritten, registered offering.

5.2 Automatic Conversion.

(a) Each outstanding share of a series of Preferred Stock shall automatically be converted into fully paid and non-assessable shares of Common Stock, as provided in this Section 5, upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the aggregate offering proceeds to the Corporation equals or exceeds $50,000,000 and the public offering price per share of which equals or exceeds no less than five (5) times the Original Issue Price per share (such price per share of Common Stock to be appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations and the like) of the Series A Preferred Stock; provided, however, that any shares of Common Stock so offered shall be listed on a national securities exchange or quotation system (a "*Qualified IPO*"); (ii) upon the Corporation's receipt of the written consent of the holders of at least a majority of the then outstanding shares of that series of Preferred Stock, voting as a separate class on an as-converted to Common Stock basis; and (iii) the payment of the Preferred Stock Liquidation Preference. A majority of the Board and the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, must approve in writing the Company's engagement of any investment bank underwriting the Qualified IPO.

(b) Upon the occurrence of an event specified in Section 5.2(a) above, the outstanding shares of Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares of Preferred Stock are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless and until the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such missing certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, each holder of Preferred Stock shall surrender the certificates representing such shares at the office of the Corporation or any transfer agent for the Preferred Stock or Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in such holder's name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

5.3   Conversion Price. Each share of a series of Preferred Stock shall be convertible in accordance with Section 5.1 or Section 5.2 above into the number of shares of Common Stock which results from dividing the applicable Original Issue Price of a series of Preferred Stock by the Conversion Price that is in effect at the time of conversion. The initial "*Conversion Price*" shall be the Original Issue Price of such series of Preferred Stock and shall be subject to adjustment as provided for herein.

5.4   Adjustments to Conversion Price for Certain Diluting Issues. If, at any time after the Original Issue Date, the Corporation shall issue any shares of Common Stock, or shall issue any Common Stock Equivalents (as hereinafter defined), without consideration or for a consideration per share less than the Conversion Price, the Conversion Price per share of Series A Preferred Stock in effect immediately prior to each such issuance shall be decreased to the amount determined in accordance with the following formula:

$$\text{New Series A Conversion Price} = \frac{(P1 \times Q1) + (P2 \times Q2)}{Q1 + Q2}$$

For purposes of the foregoing formula:

P1 = Conversion Price for the Series A Preferred Stock in effect immediately prior to such issuance.

Q1 = Number of shares of Common Stock deemed outstanding immediately prior to such issuance.

P2 = The per share consideration received by the Corporation upon such issuance.

Q2 = The aggregate maximum number of shares of Common Stock deliverable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold.

For purposes of any adjustment of the Conversion Price for the Series A Preferred Stock pursuant to this Section, the following provisions shall be applicable:

"*Common Stock Equivalents*" means any stock or security convertible into or exercisable or exchangeable for Common Stock and any right, warrant or option to acquire Common Stock or any such convertible, exercisable or exchangeable security.

The per share consideration for the sale or issuance of Common Stock shall be the price per share received by the Corporation before payment of commissions, discounts and other expenses. The value of any non-cash consideration received or receivable upon the sale or issuance of Common Stock or Common Stock Equivalents shall be determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

In the case of the sale or issuance of Common Stock Equivalents, the per share consideration shall be determined by dividing the maximum number of shares of Common Stock issuable with respect to such Common Stock Equivalents into the aggregate consideration received by the Corporation upon the sale or issuance of such Common Stock Equivalents plus the minimum aggregate amount of any additional consideration receivable by the Corporation upon the conversion, exercise or exchange of such Common Stock Equivalents. For the purpose of such calculation, such maximum number of shares shall be assumed to be issued on the earlier of the payment date or record date for a distribution of such Common Stock Equivalents, and shall not give effect to any future prices or rate adjustments that may be applicable to such Common Stock Equivalents.

If any Common Stock Equivalents included in adjustments under this Section expire or terminate without the Common Stock to which they related having been issued, the Conversion Price for the Series

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A Preferred Stock shall be readjusted to eliminate the effect of the assumed issuance of such Common Stock. If any Common Stock Equivalents by their terms provide for subsequent increases in the additional consideration payable for or are amended to provide for the related Common Stock or for subsequent decreases in the number of shares of Common Stock obtainable, then, upon any such increase or decrease, the Conversion Price for the Series A Preferred Stock shall be appropriately readjusted to the extent such Common Stock Equivalents have not then expired or been exercised, converted or exchanged. The aggregate increase in the Conversion Price of the Series A Preferred Stock caused by all such readjustments shall not exceed the decrease in such Conversion Price made upon the issuance of the Common Stock Equivalents to which such readjustments relates. If any Common Stock Equivalents by their terms provide for or are amended to provide for subsequent decreases in the additional consideration payable for the related Common Stock or for subsequent increases in the number of shares of Common Stock obtainable, then, upon any such decrease or increase, the Conversion Price for the Series A Preferred Stock shall be appropriately adjusted to the extent such Common Stock Equivalents have not then expired or been exercised, converted or exchanged.

In case the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation (other than the Corporation's Common Stock), payable in Common Stock or Common Stock Equivalents, such Common Stock or Common Stock Equivalents shall be deemed to have been issued or sold without consideration as of the earlier of the related record or payment date.

The number of shares of Common Stock outstanding at any point in time (including for purposes of determining "Q1" in the formula above) shall include all shares then issuable or to become issuable assuming the conversion, exercise or exchange of all then presently convertible, exercisable or exchangeable Common Stock Equivalents (including all options reserved for issuance pursuant to employee stock purchase, option and related plans and agreements approved by the Board, assuming for this purpose that unissued options have an exercise price of zero), but only to the extent the then effective exercise price, conversion price or exchange price of such Common Stock Equivalent is less than or equal to the per share consideration for the shares of Common Stock or Common Stock Equivalents which have given rise to the Conversion Price adjustment being calculated.

The following issuances of Common Stock or Common Stock Equivalents shall not require adjustment of the Conversion Price under this Section: (1) any securities issued pursuant to the transactions described in Sections 5.5 or 5.6 of this Article III; (2) securities offered by the Corporation to the public in a Qualified IPO; (3) securities issued or securities issuable upon the exercise, or conversion of such securities to employees, consultants, directors and officers of the Company pursuant to stock purchase, stock option plans or other agreement approved by the Board; and (4) shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock.

5.5   **Adjustments to Conversion Price for Combinations or Subdivisions of Common Stock.** In the event that the Corporation at any time or from time to time after the Original Issue Date shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, or in the event the Corporation issues additional shares of Common Stock as a dividend or other Distribution on outstanding shares of Common Stock, then the Conversion Price for the Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

5.6 **Adjustments to Conversion Price for Reclassification and Reorganization.** If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, recapitalization, reclassification or otherwise (other than a subdivision or combination of shares as provided for in Section 5.5 of this Article III), the Conversion Price for the Preferred Stock then in effect shall, concurrently with the effectiveness of such reorganization, recapitalization or reclassification, be proportionately adjusted so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change.

5.7 **Other Distributions.** In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options, then, in each such case for the purpose of this Section 5.4, the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

5.8 **Adjustment for Merger or Consolidation**. Subject to the provisions of Section 3.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 5.6 or 5.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

5.9 **Certificates as to Adjustments.** Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Corporation's Chief Executive Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments, (B) the Conversion Price for the Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

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Amount Received: $30.00

5.10 No Fractional Shares and Certificate as to Adjustments.

(a) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders shall be rounded down to the nearest whole share and the Corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of the holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(b) on the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

5.11 Notices of Record Date. If the Corporation takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

5.12 Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Restated Articles.

5.13 Notices. Any notice required by the provisions of these Restated Articles to be given to the holders of shares of the Preferred Stock shall be deemed given upon the earlier of actual receipt or four (4) days following deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or delivery by a recognized express courier, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

5.14 No Impairment. The Corporation will not, without obtaining the appropriate vote of the shareholders required under the Act or these Restated Articles, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of these Restated Articles and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Stock against impairment.

6. No Reissuance of Preferred Stock. No share or shares of a series of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued,

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Amount Received: $30.00

and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

ARTICLE IV: REGISTERED OFFICE AND AGENT

The name of the registered agent of the Corporation and the address of its registered office are as follows: VCORP SERVICES, LLC, 711 Capitol Way S Ste 204, Olympia, WA, 98501-1267.

ARTICLE V: SHAREHOLDER RIGHTS

1. **Preemptive Rights.** The shareholders of the Corporation (other than the holders of the Series B Preferred Stock) shall have preemptive rights as set forth in the Shareholders' Agreement (to the extent such shareholders are a party thereto) among the Corporation and its shareholders, as the same may be amended from time to time.

2. **Cumulative Voting Rights.** The right to cumulate votes in the election of Directors shall not exist with respect to any shares of stock of the Corporation.

3. **Action by Majority. Except** as otherwise provided herein and to the extent permitted under RCW Ch. 23B, the Corporation's shareholders may take action by the affirmative vote of the shareholders collectively holding more than fifty percent (50%) of the then outstanding shares of capital stock of the Corporation (on an as-converted to Common Stock basis) entitled to vote on the action. This Article is specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030 and 23B.12.020 in accordance with RCW 23B.07.270.

4. **Restrictions on Transfer.** The shareholders of the Corporation shall be restricted from transferring any shares of the Company as set forth in the Shareholders' Agreement among the Corporation and its shareholders, as the same may be amended from time to time.

ARTICLE VI: ACTION BY SHAREHOLDERS WITHOUT A MEETING

Fewer than all of the shareholders entitled to vote may take any action permitted by law without a meeting or a vote in accordance with RCW 23B.07.040 so long as (i) the taking of action by the shareholders is evidenced by one or more written consents describing the action, (ii) the written consents are dated and are signed by the shareholders entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, (iii) written notice of the taking of the action is given no less than two days before the effective date of the action to all shareholders who have not consented; provided, however, if the action would constitute a significant business transaction under RCW 23B.19.020(15), the written notice is given not less than 20 days before the effective date of such action, (iv) if not previously provided, the written notice provided to nonconsenting shareholders contains or is accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action, and (v) the Company is not a public corporation for purposes of RCW 23B.07.040 (1)(ii).

ARTICLE VII: LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for conduct as a director. Any amendments to, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or

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Amount Received: $30.00

protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VIII: INDEMNIFICATION

8.1   Indemnification of Directors and Officers. To the fullest extent permitted by applicable law, each person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the Company or, being or having been a director or officer, he or she is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent or in any other capacity, will be indemnified and held harmless by the Company to the full extent permitted by applicable law, as then in effect, against all expense, liability, and loss, including, without limitation, attorneys' fees, judgments, fines, penalties, excise taxes, and other amounts assumed with respect to pension, profit sharing, and other employee benefit plans, and amounts to be paid in settlement, actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of his or her heirs, executors, and administrators. No indemnification will be provided under this Article to any person if the Company is prohibited by the nonexclusive provisions of the Act or other applicable law as then in effect from paying such indemnification. The right to indemnification and the payment or reimbursement of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article will not be exclusive of any other right which any person may have or acquire under any statute, provision of these Articles of Incorporation or the Company's Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Article will be a contract right.

8.2   Advance for Expenses. The indemnification provided under this Article will include the right to be paid or reimbursed by the Company the reasonable expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment or reimbursement of such expenses in advance of the final disposition of a proceeding will be made to or on behalf of an indemnitee, as defined in Section 8.1 of this Article VIII, only on delivery to the Company of a written affirmation of such person's good faith belief that he or she met the standard of conduct described in RCW 23B.08.510 and a written undertaking, by or on behalf of the director, officer or indemnitee, to repay all amounts so advanced if it is ultimately determined that the director, officer or such indemnitee is not entitled to be indemnified under this Article or otherwise. The undertaking may be unsecured and may be accepted without reference to financial ability to make repayment.

8.3   Funding. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Company or another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify that person against such expense, liability, or loss under the Act. The Company may enter into contracts with any director or officer of the Company in furtherance of the provisions of this Article and may create a trust fund, grant a security interest, or use other means to ensure the payment of amounts necessary to effect indemnification as provided in this Article.

8.4   Employees and Agents. The Company may, by action of its Board from time to time, provide indemnification and pay or reimburse expenses in advance of the final disposition of a proceeding to employees and agents of the Company, allowed by the provisions of Sections 8.1 and 8.2 of this Article VIII with respect to indemnitees or by the Act, within the same scope and to the same effect allowed by the provisions of this Article with respect to the indemnification and advancement of expenses

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of directors and officers of the Company or by the Act or otherwise.

8.5   **Notice to Shareholders.** Any indemnification of a director in accordance with this Article, including any payment or reimbursement of expenses, will be reported to the shareholders with the notice of the next shareholders' meeting or prior to that time in a written report containing a brief description of the proceedings involving the director being indemnified, and the nature and extent of the indemnification.

[Signature page follows]

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

The foregoing Second Amended and Restated Articles of Incorporation are executed by the Corporation by its duly authorized officer.

DATED: <u>May 21, 2021</u>


ROJO'S FAMOUS, INC.


By: <u>/s/ Robert J. Selfridge</u>
     Robert J. Selfridge
Its: Chief Executive Officer

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

(5) REGISTERED AGENT:

COMMERCIAL REGISTERED AGENT

A Commercial Registered Agent is a business or individual that is registered with the Office of the Secretary of State to receive legal documents on behalf of a corporation. A Commercial Registered Agent address has been registered with our office.

Is the Registered Agent a Commercial Registered Agent? (Check one) ☑ Yes ☐ No

If Yes, provide the name of the Commercial Registered Agent: Vcorp Services, LLC

The Commercial Registered Agent must sign the consent to serve below.

If No, continue below

NON-COMMERCIAL REGISTERED AGENT

Please complete ONE type of Registered Agent below and provide the name in the selected box. Then continue to provide the required street address. Mailing address is optional.

☐ **Individual:** _____	Provide the first and last name of the individual serving as the Registered Agent. (Any person not registered as a Commercial Registered Agent.)
☐ **Business:** _____	Provide the name of the business serving as the Registered Agent. (Any business not registered as a Commercial Registered Agent.)
☐ **Office or Position:** _____	Do not list a business or individual's name. Provide the office or position that serves as the Registered Agent. (Examples: President, Secretary, Treasurer, or Member)
Phone: _____	Email: _____

Registered Agent Street Address (*required*) (Must be a physical address; No PO Box or PMB)	**Registered Agent Mailing Address** (*optional*) ☐ Check if mailing address is the same as street address
Country: <u>United States</u> State: <u>Washington</u>	Country: <u>United States</u> State: <u>Washington</u>
Address : _____	Address : _____
Zip: _____ City: _____	Zip: _____ City: _____

CONSENT TO SERVE AS REGISTERED AGENT - REQUIRED FOR ALL TYPES

I hereby consent to serve as Registered Agent in the State of Washington for the named business. I understand it will be my responsibility to accept service of process, notices, and demands on behalf of the business; to forward mail to the business; and to immediately notify the Office of the Secretary of State if I resign or change the Registered Office Address.

_____	Anthony Palazzo, Assistant Secretary	06/09/2021
Signature of Registered Agent	**Printed Name/Title**	**Date**

THIRD AMENDED AND RESTATEDARTICLES OF INCORPORATION
OF

ROJO'S FAMOUS, INC.

This Certificate to the Third Amended and Restated Articles of Incorporation of Rojo's Famous,Inc., a Washington corporation (the "*Corporation*"), is hereby executed and delivered for filing in accordance with the provisions of RCW § 23B.10.070:

1.   The name of the corporation is RoJo's Famous, Inc.

2.   The Articles of Incorporation as amended to date (the "*Existing Articles*") are hereby amended and replaced in their entirety with the Third Amended and Restated Articles of Incorporation attached hereto as Exhibit A (the "*Restated Articles*").

3.   The amendments to the Existing Articles contained in the Restated Articles were approved by the Corporation's Board of Directors on May 14, 2021, and shareholders on May 21, 2021, in accordance with the provisions of RCW § 23B.10.030 and RCW § 23B.10.040, respectively.

May 21, 2021

By: /s/ Robert J. Selfridge
    Robert J. Selfridge
Its: Chief Executive Officer

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

EXHIBIT A

THIRD AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
ROJO'S FAMOUS, INC.

Pursuant to RCW 23B.10.070 under the Washington Business Corporation Act, as now or hereafter in effect (the "*Act*"), the following constitutes the Third Amended and Restated Articles of Incorporation (the "*Restated Articles*") of RoJo's Famous, Inc., a Washington corporation (the "*Corporation*").

ARTICLE I: NAME

The name of the Corporation is RoJo's Famous, Inc.

ARTICLE II: AUTHORIZED SHARES

The Corporation is authorized to issue two (2) classes of shares, designated "Common Stock" and "Preferred Stock." The total number of shares of Common Stock authorized to be issued is Fifty Million (50,000,000), $0.001 par value per share. The total number of shares of Preferred Stock authorized to be issued is Twenty Million (20,000,000), $0.001 par value per share, of which Four Million (4,000,000) shares are designated as "Series A Preferred Stock" and One Hundred and Thirty Five Thousand and One Hundred and Thirty Five (135,135) shares are designated as "Series B Preferred Stock."

ARTICLE III: TERMS OF CLASSES AND SERIES OF STOCK

The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock and the Common Stock are as follows:

1. Definitions. For purposes of this Article III, the following definitions apply:

1.1 "*Act*" means the Washington Business Corporation Act, codified as Title 23B of the Revised Code of Washington.

1.2 An "*Affiliate*" of a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. For purposes of this definition of "Affiliate" the term "*control*" means the possession, direct or indirect, or the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

1.3 "*Board*" shall mean the Board of Directors of the Corporation.

1.4 "*Corporation*" shall mean this Corporation.

1.5 "*Common Stock*" shall mean the Common Stock, $0.001 par value per share, of the Corporation.

1.6 "*Distribution*" shall mean the transfer of cash or property by the Corporation to one or more of its shareholders without consideration, whether by dividend or otherwise (except a dividend in shares of the Corporation's stock). A Permitted Repurchase (defined below) is not a Distribution.

1.7 "*Series A Dividend Rate*" shall mean four percent (4.0%) per share per annum of the Original Issue Price of the Series A Preferred Stock (as adjusted for any stock splits, stock dividends

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recapitalizations or the like, with respect to the Series A Preferred Stock).

1.8 *"Original Issue Date"* shall mean, with respect to the Series A Preferred Stock, the first date on which a share of Series A Preferred Stock is issued by the Corporation and with respect to the Series B Preferred Stock, the first date on which a share of Series B Preferred Stock is issued by the Corporation.

1.9 *"Original Issue Price"* shall mean, with respect to the Series A Preferred Stock, $1.00 per share and with respect to the Series B Preferred Stock, $1.85 per share (in each case, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

1.10 *"Permitted Repurchases"* shall mean the repurchase by the Corporation of shares of Common Stock held by employees, officers, directors, consultants, independent contractors, advisors, or other persons performing services for the Corporation or a subsidiary that are subject to restricted stock purchase agreements or stock option exercise agreements under which the Corporation has the option to repurchase such shares: (i) at the price at which the Corporation issued such shares (subject to adjustments for stock splits, stock dividends, combinations, recapitalizations and the like), upon the occurrence of certain events, such as the termination of employment or services; or (ii) at any price pursuant to the Corporation's exercise of a right of first refusal to repurchase such shares with the consent and approval of the Board.

1.11 *"Preferred Stock"* shall mean the Preferred Stock, $0.001 par value per share, of the Corporation.

1.12 *"Series A Preferred Stock"* shall mean the Series A Preferred Stock, $0.001 par value per share, of the Corporation.

1.13 *"Series B Preferred Stock"* shall mean the Series B Preferred Stock, $0.001 par value per share, of the Corporation.

2. Dividend Rights.

2.1 **Series A Preferred Stock.** From and after the date of the issuance of any shares of Series A Preferred Stock, dividends, at the Series A Dividend Rate, shall accrue on such shares of Series A Preferred Stock (the *"Accruing Dividends"*). Accruing Dividends shall be cumulative (compounding annually) and shall accrue from the date of issue of the Series A Preferred Stock, whether or not earned or declared and whether or not in any fiscal year there are profits, surplus or other funds of the Corporation legally available for the payment of dividends in such fiscal year, so that if in any fiscal year(s) such dividends are not paid in whole or in part upon the Series A Preferred Stock, the portion of such dividends as shall be unpaid shall accumulate as against the holders of Common Stock, and any other shares of capital stock of the Corporation. No dividends shall be paid, and no Distribution shall be made or paid, with respect to the Common Stock or any other shares of capital stock of the Corporation unless dividends in the total amount of the Accruing Dividends on the Series A Preferred Stock shall have first been paid or declared and set apart for payment to the holders of the Series A Preferred Stock during that calendar year; provided, however, that these restrictions shall not apply to Permitted Repurchases. Payments of Accruing Dividends shall be paid to the holders of Series A Preferred Stock on a pari passu and pro rata basis according to the number of shares of Series A Preferred Stock held by each such holder.

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2.2   Series B Preferred Stock. Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the Board out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

2.3   Pari Passu Additional Dividends. If, after dividends in the full respective preferential amounts specified in Section 2.1 above for the Preferred Stock have first been paid or declared and set apart for payment to the holders of the Series A Preferred Stock in any calendar year, the Board may declare and pay additional dividends or Distributions in such calendar year on the outstanding shares of Common Stock only in accordance with the following provisions of this Section 2.2 (each such additional dividend paid in a calendar year after payment to the holders of the Preferred Stock in such calendar year of their full respective preferential dividend payments as provided in Section 2.1 being hereinafter referred to as an "*Additional Dividend*"). The holders of the outstanding shares of Preferred Stock and Common Stock shall be entitled to be paid and to share in each Additional Dividend on an equal priority, *pari passu* basis (meaning that each such Additional Dividend must be declared and paid on all outstanding shares of Preferred Stock and Common Stock concurrently, in an equal amount per share except as provided below in this paragraph with respect to the Preferred Stock), out of any assets of the Corporation legally available therefor, payable when, as and if declared by the Board; provided, however, that the amount of any such Additional Dividend payable on a share of the Preferred Stock shall be not less than the product obtained by multiplying (a) the amount of such Additional Dividend per share then declared and paid on the Common Stock (if any) by (b) the number of shares of Common Stock into which one (1) share of such series of Preferred Stock is then convertible. Additional Dividends shall not be cumulative.

2.4   Non-Cash Dividends. Whenever a dividend or Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such dividend or Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director, except that any securities of another corporation or other entity to be distributed to shareholders as a dividend shall be valued in the manner in which securities are to be valued in Section 3.5 below.

3.   Liquidation Rights.

3.1   Liquidation Preferences. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Preferred Stock (both Series A and Series B) then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders ("*Available Assets*") before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to one (1) times the Original Issue Price, plus any Accruing Dividends unpaid thereon (with respect to the Series A Preferred Stock) together with any other dividends declared but unpaid thereon (such aggregate amount being referred to hereinafter as the "*Preferred Stock Liquidation Preference*"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the Available Assets shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 3.1, such holders shall share in any distribution of the Available Assets on a pari passu and pro rata basis according to the number of shares of Preferred Stock held by each holder.

3.2   Participation Rights. If there are any Available Assets remaining after the payment or distribution (or the setting aside for payment or distribution) of the Preferred Stock Liquidation Preference, then all such remaining Available Assets shall be distributed among the holders of the then outstanding shares of Common Stock and the holders of the then outstanding shares of Preferred Stock pro rata according to the number of shares of Common Stock held by each such holder, where, for this purpose, a holder of shares of Preferred Stock will be deemed to hold (in lieu of such holder's Preferred Stock) the

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greatest whole number of shares of Common Stock then issuable upon conversion in full of such shares of Preferred Stock pursuant to Section 5 below.

3.3 Deemed Liquidation Events. Each of the following transactions (each, a "***Deemed Liquidation Event***") shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of, and as those terms are used in, this Section 3:

(a) any (i) reorganization by way of share exchange, or (ii) any merger or consolidation in which the Corporation is a constituent corporation or in which the Corporation is a party with one or more other entities or pursuant to which securities of the Corporation are issued, in each case whether in one transaction or in a series of related transactions (each such share exchange, merger or consolidation being hereinafter referred to as a "***Combination Transaction***"), if, as a result of such Combination Transaction, the shareholders of the Corporation immediately prior to the consummation of such Combination Transaction (excluding any Acquiring Shareholder, as defined below), do not collectively own, immediately after the consummation of such Combination Transaction, securities of the acquiring or surviving entity of such Combination Transaction (or of such acquiring or surviving entity's parent entity if the acquiring or surviving entity is owned, directly or indirectly, by a parent entity) that together possess more than fifty percent (50%) of the total voting power of all securities of such acquiring or surviving entity (or of its parent entity, if applicable as aforesaid) that are outstanding immediately after the consummation of such Combination Transaction (including outstanding securities of such acquiring or surviving entity (or of its parent entity, if applicable as aforesaid) that are held by the AcquiringShareholder, if any), unless otherwise agreed to in writing by the holders of at least a majority of the then outstanding shares of Preferred Stock, voting together as a single, separate class on an as-converted to Common Stock basis, which also must include the consents of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting as a single, separate class on an as-converted to Common Stock basis; or

(b) any sale, conveyance, exclusive license or other disposition of all or substantially all of the assets of the Corporation in a single transaction or series of related transactions (an "***Asset Sale***").

For purposes of this Section 3.3, an "***Acquiring Shareholder***" means a shareholder or shareholders of the Corporation prior to a Combination Transaction (as defined in Section 3.3(a) above) that: (i) merges or combines with the Corporation in such Combination Transaction, or (ii) acquires stock of the Corporation pursuant to such share exchange, merger or consolidation, or (iii) is an Affiliate of another corporation or other entity that (A) merges or consolidates with the Corporation or a direct or indirect subsidiary of the Corporation in such Combination Transaction, or (B) acquires stock of the Corporation pursuant to such Combination Transaction.

3.4 Intentionally omitted.

3.5 Non-Cash Consideration. If any assets of the Corporation distributed to shareholders in connection with any Deemed Liquidation Event, dividend or Distribution are other than cash, then the value of such assets shall be their fair market value as determined by the Board in good faith with, and inclusive of, the separate approval of the River Bay Director, <u>except that</u> any such assets that are securities to be distributed to the Corporation's shareholders shall be valued as follows:

(a) The method of valuation of securities not subject to investment letter or other similar restrictions on free marketability shall be as follows:

(i) unless otherwise specified in a definitive agreement for a Deemed Liquidation Event, if the securities are then traded on a national securities exchange or the NASDAQ Stock Market (or a similar national quotation system), then the value shall be deemed to be the average of the closing prices of such securities on such exchange, stock market or system over the thirty (30) calendar day period ending three (3) days prior to the distribution; and

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(ii)   if clause (i) above does not apply but the securities are actively traded over-the-counter, then the value shall be deemed to be the average of the closing bid prices over the thirty (30) calendar day period ending three (3) trading days prior to the distribution; and

(iii)   if there is no active public market as described in clauses (i) or (ii) above, then the value shall be the fair market value thereof, as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

(b)   The method of valuation of securities subject to investment letter or other restrictions on free marketability shall be to make an appropriate discount from the market value of such securities determined as provided above in subparagraph (a) of this Section 3.5 to reflect the approximate fair market value thereof, as determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

3.6   **Waiver.** The treatment of any particular transaction or series of related transactions as a Deemed Liquidation Event may only be waived by the vote or written consent of the holders of more than fifty percent (50%) of the then outstanding shares of Preferred Stock, voting together as a single, separate class, on an as converted to Common Stock basis, which also must include the consents of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

4.   **Voting Rights.**

4.1   **Common Stock.** Each holder of outstanding shares of Common Stock shall be entitled to one (1) vote for each outstanding share of Common Stock held.

4.2   **Preferred Stock.**

(a)   <u>General.</u> On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Designation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

(b)   <u>Preferred Stock Protective Provisions.</u> At any time when at least fifty percent (50%) of the initially issued shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(i)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the articles of incorporation of the Corporation, as then in effect, in a way that adversely affects the Preferred Stock; or

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(ii) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the Certificate of Incorporation of the Corporation, as then in effect, that are senior to any series of Preferred Stock, unless the Corporation offers holders of the Series Seed Preferred Stock the right to convert or exchange their respective shares of Series Seed Preferred Stock into capital stock of the Corporation having such senior rights, powers, or privileges.

4.3 **Proxy Granted to MicroVenture Marketplace, Inc.** Each Holders of Series B Preferred Stock will appoint MicroVenture Marketplace, Inc., as its sole and exclusive attorney and proxy of such Holder, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the fullest extent that such Holder is entitled to do so) with respect to all of the shares of Series B Preferred Stock of the Company.

4.3.1 **Termination of Proxy.** The proxy granted above shall be a contractual right and will only terminate upon the mutual agreement of the Company and MicroVenture Marketplace Inc. or up on the bankruptcy, dissolution or similar event with respect to MicroVenture Marketplace Inc.

4.4 **Board Size.** The authorized number of directors of the Board shall be up to five (5) directors with the Board seat allocations to be as set forth in Section 4.5 hereof.

4.5 **Board of Directors Election and Removal.**

(a) Election of Directors.

(i) The Corporation's Chief Executive Officer shall serve on the Board during his or her term in office (the "***CEO Director***").

(ii) For so long as River Bay Investments, Inc. owns beneficially anyshares of Preferred Stock or Common Stock, River Bay Investments, Inc. shall be entitled to elect one (1) director of the Corporation (the "***River Bay Director***").

(iii) For so long as any shares of Common Stock and Series A Preferred Stock are outstanding, the holders of the Common Stock and the Series A Preferred Stock, voting together as a single class on an as-converted to Common Stock basis, shall be entitled to elect three (3) directors of the Corporation, two (2) of which shall be a holder of Common Stock or Series A Preferred Stock, and one (1) of which shall be some combination of (A) independent third parties who are not Affiliates of the Corporation or River Bay Investments, Inc., and/or (B) holders of Common Stock or Series A Preferred Stock (the "***Common/Series A Directors***"). For the avoidance of doubt, holders of Series B Preferred Stock shall not have the right to vote for directors of the Corporation under this Section 4.5.

(iv) If at any meeting or at the time of any action by written consent of the Corporation's shareholders for the election of directors, River Bay Investments, Inc. no longer beneficially owns any shares of Preferred Stock or Common Stock, then the holders of the Common Stock and the Series A Preferred Stock, voting together as a single class, on an as-converted to Common Stock basis, shall instead be entitled to elect one additional Common/Series A Director.

(b) Quorum of Shareholders to Elect Directors; Required Vote.

(i) Quorum. At any meeting held for the purpose of electing directors of the Corporation, the presence in person or by proxy of: (A) River Bay Investments, Inc. shall constitute a quorum for the election of the River Bay Director to be elected by River Bay Investments, Inc. pursuant to Section 4.5(a)(ii); and (B) the holders of at least a majority of the voting power of all the then issued and outstanding shares of Common Stock and Series A Preferred Stock voting together as a single class (on an

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as-converted to Common Stock basis) shall constitute a quorum for the election of the Common/Series A Directors to be elected jointly by the holders of the Common Stock and the Series A Preferred Stock pursuant to Section 4.5(a)(iii).

(ii)   Required Vote. With respect to the election of any director or directors by the holders of the outstanding shares of a specified series, class or classes of stock given the right to elect such director or directors pursuant to Section 4.5(a) above (the "*Specified Stock*"), that candidate or those candidates (as applicable) shall be elected who either: (i) in the case of any such vote conducted at a meeting of the holders of such Specified Stock, receive the highest number of affirmative votes (on an as-converted to Common Stock basis) of the outstanding shares of such Specified Stock, up to the number of directors to be elected by such Specified Stock under the applicable provisions of Section 4.5(a); or (ii) in the case of any such vote taken by written consent without a meeting, are elected by the written consent of the holders of at least a majority of the then outstanding shares of such Specified Stock.

(c) Vacancy. If there shall be any vacancy in the office of a director elected or to be elected by the holders of any Specified Stock under Section 4.5(a), then a director to hold office for the unexpired term of such directorship may be elected by the required vote of holders of the shares of such Specified Stock specified in Section 4.5(b)(ii) above that are entitled to elect such director under Section 4.5(a).

(d) Removal. Subject to compliance with RCW 23B.08.080 under the Act, any director who shall have been elected to the Board by the holders of any Specified Stock as provided above in this Section 4.5 may be removed during his or her term of office, without cause, by, and only by, the holders of such Specified Stock and by the affirmative vote of the holders of such Specified Stock that would have been sufficient to elect such director to the Board in accordance with these Restated Articles.

(e) Procedures. Any meeting of the holders of any Specified Stock, and any action taken by the holders of any Specified Stock by written consent without a meeting, in order to elect or remove a director under this Section 4.5, shall be held in accordance with the procedures and provisions of the Corporation's Restated Articles, its Bylaws, the Act and applicable law regarding shareholder meetings and shareholder actions by written consent, as such are then in effect (including but not limited to procedures and provisions for determining the record date for shares entitled to vote).

(f) Termination. Notwithstanding anything in this Section 4.5 to the contrary, the provisions of this Section 4.5 shall cease to be of any further force or effect upon the earliest to occur of: (i) the consummation of a Deemed Liquidation Event; (ii) the closing of a Qualified IPO (as that term is defined in Section 5.2(a) below); or (iii) the first date on which no shares of Preferred Stock are outstanding.

4.6   Compensation Committee. The Board shall create a committee (the "*Compensation Committee*") to have the primary responsibility of reviewing and recommending to the Board for approval the compensation of the Corporation's executive officers. The Compensation Committee shall consist of the Bay Director, the CEO Director, and at least one additional director that is also not an officer of the Corporation.

5.   Conversion Rights. The outstanding shares of Preferred Stock (both Series A and Series B) shall be convertible into Common Stock as follows:

5.1   Optional Conversion.

(a)   At the option of the holder thereof, each outstanding share of a series of Preferred Stock shall be convertible, at any time or from time to time, into fully paid and non-assessable shares of Common Stock as provided herein.

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(b) Each holder of a series of Preferred Stock who elects to convert the same into shares of Common Stock shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or any transfer agent for the Preferred Stock or Common Stock, and shall give written notice to the Corporation at such office that such holder elects to convert the same and shall state therein the number of shares of Preferred Stock being converted. Thereupon the Corporation shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled upon such conversion and, if less than all of the shares of Preferred Stock represented by such surrendered certificate are being converted, a replacement certificate for the number of shares of Preferred Stock that were not converted and remain outstanding. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the certificate or certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date. If an optional conversion election under this Section 5.1 is made in connection with an underwritten offering of the Corporation's securities registered pursuant to the Securities Act of 1933, as amended (which underwritten offering does not cause an automatic conversion pursuant to Section 5.2 to take place), then the conversion may, at the option of the holder tendering shares of Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of the Corporation's securities pursuant to such offering, in which event the holders making such elections who are entitled to receive Common Stock upon conversion of their Preferred Stock shall not be deemed to have converted such shares of Preferred Stock until immediately prior to the closing of such sale of the Corporation's securities in such underwritten, registered offering.

5.2 Automatic Conversion.

(a) Each outstanding share of a series of Preferred Stock shall automatically be converted into fully paid and non-assessable shares of Common Stock, as provided in this Section 5, upon the earlier of (i) immediately prior to the closing of a firm commitment underwritten public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Corporation in which the aggregate offering proceeds to the Corporation equals or exceeds $50,000,000 and the public offering price per share of which equals or exceeds no less than five (5) times the Original Issue Price per share (such price per share of Common Stock to be appropriately adjusted for stock splits, stock dividends, combinations, recapitalizations and the like) of the Series A Preferred Stock; provided, however, that any shares of Common Stock so offered shall be listed on a national securities exchange or quotation system (a "**Qualified IPO**"); (ii) upon the Corporation's receipt of the written consent of the holders of at least a majority of the then outstanding shares of that series of Preferred Stock, voting as a separate class on an as-converted to Common Stock basis; and (iii) the payment of the Preferred Stock Liquidation Preference. A majority of the Board and the holders of at least a majority of the then outstanding shares of Series A Preferred Stock, voting together as a single class on an as- converted to Common Stock basis, must approve in writing the Company's engagement of any investment bank underwriting the Qualified IPO.

(b) Upon the occurrence of an event specified in Section 5.2(a) above, the outstanding shares of Preferred Stock shall be converted into Common Stock automatically without the need for any further action by the holders of such shares and whether or not the certificates representing such shares of Preferred Stock are surrendered to the Corporation or its transfer agent; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless and until the certificates evidencing such shares of Preferred Stock are either delivered to the Corporation or its transfer agent as provided below, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such missing certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, each holder of Preferred Stock shall surrender the certificates representing such shares at

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the office of the Corporation or any transfer agent for the Preferred Stock or Common Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in such holder's name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred.

     5.3   **Conversion Price.** Each share of a series of Preferred Stock shall be convertible in accordance with Section 5.1 or Section 5.2 above into the number of shares of Common Stock which results from dividing the applicable Original Issue Price of a series of Preferred Stock by the Conversion Price that is in effect at the time of conversion. The initial "***Conversion Price***" shall be the Original Issue Price of such series of Preferred Stock and shall be subject to adjustment as provided for herein.

     5.4   **Adjustments to Conversion Price for Certain Diluting Issues.** If, at any time after the Original Issue Date, the Corporation shall issue any shares of Common Stock, or shall issue any Common Stock Equivalents (as hereinafter defined), without consideration or for a consideration per share less than the Conversion Price, the Conversion Price per share of Series A Preferred Stock in effect immediately prior to each such issuance shall be decreased to the amount determined in accordance with the following formula:

$$\text{New Series A Conversion Price} = \frac{(P1 \times Q1) + (P2 \times Q2)}{Q1 + Q2}$$

For purposes of the foregoing formula:

     $P1$ = Conversion Price for the Series A Preferred Stock in effect immediately prior to such issuance.

     $Q1$ = Number of shares of Common Stock deemed outstanding immediately prior to such issuance.

     $P2$ = The per share consideration received by the Corporation upon such issuance.

     $Q2$ = The aggregate maximum number of shares of Common Stock deliverable upon exercise, conversion or exchange of the Common Stock Equivalents issued or sold.

     For purposes of any adjustment of the Conversion Price for the Series A Preferred Stock pursuant to this Section, the following provisions shall be applicable:

     "***Common Stock Equivalents***" means any stock or security convertible into or exercisable or exchangeable for Common Stock and any right, warrant or option to acquire Common Stock or any such convertible, exercisable or exchangeable security.

     The per share consideration for the sale or issuance of Common Stock shall be the price per share received by the Corporation before payment of commissions, discounts and other expenses. The value of any non-cash consideration received or receivable upon the sale or issuance of Common Stock or Common Stock Equivalents shall be determined in good faith by the Board with, and inclusive of, the separate approval of the River Bay Director.

     In the case of the sale or issuance of Common Stock Equivalents, the per share consideration shall be determined by dividing the maximum number of shares of Common Stock issuable with respect to such Common Stock Equivalents into the aggregate consideration received by the Corporation upon the sale or issuance of such Common Stock Equivalents plus the minimum aggregate amount of any additional consideration receivable by the Corporation upon the conversion, exercise or exchange of such Common Stock Equivalents. For the purpose of such calculation, such maximum number of shares shall be assumed

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to be issued on the earlier of the payment date or record date for a distribution of such Common Stock Equivalents, and shall not give effect to any future prices or rate adjustments that may be applicable to such Common Stock Equivalents.

If any Common Stock Equivalents included in adjustments under this Section expire or terminate without the Common Stock to which they related having been issued, the Conversion Price for the Series A Preferred Stock shall be readjusted to eliminate the effect of the assumed issuance of such Common Stock. If any Common Stock Equivalents by their terms provide for subsequent increases in the additional consideration payable for or are amended to provide for the related Common Stock or for subsequent decreases in the number of shares of Common Stock obtainable, then, upon any such increase or decrease, the Conversion Price for the Series A Preferred Stock shall be appropriately readjusted to the extent such Common Stock Equivalents have not then expired or been exercised, converted or exchanged. The aggregate increase in the Conversion Price of the Series A Preferred Stock caused by all such readjustments shall not exceed the decrease in such Conversion Price made upon the issuance of the Common Stock Equivalents to which such readjustments relates. If any Common Stock Equivalents by their terms provide for or are amended to provide for subsequent decreases in the additional consideration payable for the related Common Stock or for subsequent increases in the number of shares of Common Stock obtainable, then, upon any such decrease or increase, the Conversion Price for the Series A Preferred Stock shall be appropriately adjusted to the extent such Common Stock Equivalents have not then expired or been exercised, converted or exchanged.

In case the Corporation shall declare a dividend or make any other distribution upon any stock of the Corporation (other than the Corporation's Common Stock), payable in Common Stock or Common Stock Equivalents, such Common Stock or Common Stock Equivalents shall be deemed to have been issued or sold without consideration as of the earlier of the related record or payment date.

The number of shares of Common Stock outstanding at any point in time (including for purposes of determining "Q1" in the formula above) shall include all shares then issuable or to become issuable assuming the conversion, exercise or exchange of all then presently convertible, exercisable or exchangeable Common Stock Equivalents (including all options reserved for issuance pursuant to employee stock purchase, option and related plans and agreements approved by the Board, assuming for this purpose that unissued options have an exercise price of zero), but only to the extent the then effective exercise price, conversion price or exchange price of such Common Stock Equivalent is less than or equal to the per share consideration for the shares of Common Stock or Common Stock Equivalents which have given rise to the Conversion Price adjustment being calculated.

The following issuances of Common Stock or Common Stock Equivalents shall not require adjustment of the Conversion Price under this Section: (1) any securities issued pursuant to the transactions described in Sections 5.5 or 5.6 of this Article III; (2) securities offered by the Corporation to the public in a Qualified IPO; (3) securities issued or securities issuable upon the exercise, or conversion of such securities to employees, consultants, directors and officers of the Company pursuant to stock purchase, stock option plans or other agreement approved by the Board; and (4) shares of Common Stock issued or issuable upon conversion of the Series A Preferred Stock.

5.5 **Adjustments to Conversion Price for Combinations or Subdivisions of Common Stock.** In the event that the Corporation at any time or from time to time after the Original Issue Date shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, or in the event the Corporation issues additional shares of Common Stock as a dividend or other Distribution on outstanding shares of Common Stock, then the Conversion Price for the Preferred Stock in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionately decreased or increased, as appropriate.

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Amount Received: $30.00

5.6   Adjustments to Conversion Price for Reclassification and Reorganization. If the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, recapitalization, reclassification or otherwise (other than a subdivision or combination of shares as provided for in Section 5.5 of this Article III), the Conversion Price for the Preferred Stock then in effect shall, concurrently with the effectiveness of such reorganization, recapitalization or reclassification, be proportionately adjusted so that the Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Preferred Stock immediately before that change.

5.7   Other Distributions. In the event the Corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options, then, in each such case for the purpose of this Section 5.4, the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of the Corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of the Corporation entitled to receive such distribution.

5.8   Adjustment for Merger or Consolidation. Subject to the provisions of Section 3.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 5.6 or 5.7), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

5.9   Certificates as to Adjustments. Upon the occurrence of each adjustment or readjustment of any Conversion Price pursuant to this Section 5, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate executed by the Corporation's Chief Executive Officer setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustments and readjustments, (B) the Conversion Price for the Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of the Preferred Stock.

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

5.10   No Fractional Shares and Certificate as to Adjustments.

(a)   No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of Common Stock to be issued to particular stockholders shall be rounded down to the nearest whole share and the Corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock of the holder at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(b)   on the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 5, the Corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

5.11   Notices of Record Date. If the Corporation takes a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, the Corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

5.12   Reservation of Stock Issuable Upon Conversion. This Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and, if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Restated Articles.

5.13   Notices. Any notice required by the provisions of these Restated Articles to be given to the holders of shares of the Preferred Stock shall be deemed given upon the earlier of actual receipt or four (4) days following deposit in the United States mail, by certified or registered mail, return receipt requested, postage prepaid, or delivery by a recognized express courier, fees prepaid, addressed to each holder of record at the address of such holder appearing on the books of the Corporation.

5.14   No Impairment. The Corporation will not, without obtaining the appropriate vote of the shareholders required under the Act or these Restated Articles, through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, willfully avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out of all the provisions of these Restated Articles and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of Preferred Stock against impairment.

6.   No Reissuance of Preferred Stock. No share or shares of a series of Preferred Stock acquired by the Corporation by reason of redemption, purchase, conversion or otherwise shall be reissued,

Work Order #: 2021052500323992 - 1
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Amount Received: $30.00

and all such shares shall be cancelled, retired and eliminated from the shares which the Corporation shall be authorized to issue.

ARTICLE IV: REGISTERED OFFICE AND AGENT

The name of the registered agent of the Corporation and the address of its registered office are as follows: VCORP SERVICES, LLC, 711 Capitol Way S Ste 204, Olympia, WA, 98501-1267.

ARTICLE V: SHAREHOLDER RIGHTS

1. **Preemptive Rights.** The shareholders of the Corporation (other than the holders of the Series B Preferred Stock) shall have preemptive rights as set forth in the Shareholders' Agreement (to the extent such shareholders are a party thereto) among the Corporation and its shareholders, as the same may be amended from time to time.

2. **Cumulative Voting Rights.** The right to cumulate votes in the election of Directors shall not exist with respect to any shares of stock of the Corporation.

3. **Action by Majority. Except** as otherwise provided herein and to the extent permitted under RCW Ch. 23B, the Corporation's shareholders may take action by the affirmative vote of the shareholders collectively holding more than fifty percent (50%) of the then outstanding shares of capital stock of the Corporation (on an as-converted to Common Stock basis) entitled to vote on the action. This Article is specifically intended to reduce the voting requirements otherwise prescribed under RCW 23B.10.030, 23B.11.030 and 23B.12.020 in accordance with RCW 23B.07.270.

4. **Restrictions on Transfer.** The shareholders of the Corporation shall be restricted from transferring any shares of the Company as set forth in the Shareholders' Agreement among the Corporation and its shareholders, as the same may be amended from time to time.

ARTICLE VI: ACTION BY SHAREHOLDERS WITHOUT A MEETING

Fewer than all of the shareholders entitled to vote may take any action permitted by law without a meeting or a vote in accordance with RCW 23B.07.040 so long as (i) the taking of action by the shareholders is evidenced by one or more written consents describing the action, (ii) the written consents are dated and are signed by the shareholders entitled to vote in the aggregate not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on the action were present and voted, (iii) written notice of the taking of the action is given no less than two days before the effective date of the action to all shareholders who have not consented; provided, however, if the action would constitute a significant business transaction under RCW 23B.19.020(15), the written notice is given not less than 20 days before the effective date of such action, (iv) if not previously provided, the written notice provided to nonconsenting shareholders contains or is accompanied by the same material that, under the Act, would have been required to be sent to nonconsenting or nonvoting shareholders in a notice of meeting at which the proposed action would have been submitted for shareholder action, and (v) the Company is not a public corporation for purposes of RCW 23B.07.040 (1)(ii).

ARTICLE VII: LIMITATION OF DIRECTOR LIABILITY

To the full extent that the Act, as it exists on the date hereof or may hereafter be amended, permits the limitation or elimination of the liability of directors, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for conduct as a director. Any amendments to, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or

Work Order #: 2021052500323992 - 1
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Amount Received: $30.00

protection of a director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE VIII: INDEMNIFICATION

8.1   Indemnification of Directors and Officers. To the fullest extent permitted by applicable law, each person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director or officer of the Company or, being or having been a director or officer, he or she is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation or of a partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, or agent or in any other capacity while serving as a director, officer, employee, or agent or in any other capacity, will be indemnified and held harmless by the Company to the full extent permitted by applicable law, as then in effect, against all expense, liability, and loss, including, without limitation, attorneys' fees, judgments, fines, penalties, excise taxes, and other amounts assumed with respect to pension, profit sharing, and other employee benefit plans, and amounts to be paid in settlement, actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification will continue as to a person who has ceased to be a director, officer, employee, or agent and will inure to the benefit of his or her heirs, executors, and administrators. No indemnification will be provided under this Article to any person if the Company is prohibited by the nonexclusive provisions of the Act or other applicable law as then in effect from paying such indemnification. The right to indemnification and the payment or reimbursement of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article will not be exclusive of any other right which any person may have or acquire under any statute, provision of these Articles of Incorporation or the Company's Bylaws, agreement, vote of shareholders or disinterested directors, or otherwise. The right to indemnification conferred in this Article will be a contract right.

8.2   Advance for Expenses. The indemnification provided under this Article will include the right to be paid or reimbursed by the Company the reasonable expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that the payment or reimbursement of such expenses in advance of the final disposition of a proceeding will be made to or on behalf of an indemnitee, as defined in Section 8.1 of this Article VIII, only on delivery to the Company of a written affirmation of such person's good faith belief that he or she met the standard of conduct described in RCW 23B.08.510 and a written undertaking, by or on behalf of the director, officer or indemnitee, to repay all amounts so advanced if it is ultimately determined that the director, officer or such indemnitee is not entitled to be indemnified under this Article or otherwise. The undertaking may be unsecured and may be accepted without reference to financial ability to make repayment.

8.3   Funding. The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee, or agent of the Company or another corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise against any expense, liability, or loss, whether or not the Company would have the power to indemnify that person against such expense, liability, or loss under the Act. The Company may enter into contracts with any director or officer of the Company in furtherance of the provisions of this Article and may create a trust fund, grant a security interest, or use other means to ensure the payment of amounts necessary to effect indemnification as provided in this Article.

8.4   Employees and Agents. The Company may, by action of its Board from time to time, provide indemnification and pay or reimburse expenses in advance of the final disposition of a proceeding to employees and agents of the Company, allowed by the provisions of Sections 8.1 and 8.2 of this Article VIII with respect to indemnitees or by the Act, within the same scope and to the same effect allowed by the provisions of this Article with respect to the indemnification and advancement of expenses

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

of directors and officers of the Company or by the Act or otherwise.

8.5 **Notice to Shareholders.** Any indemnification of a director in accordance with this Article, including any payment or reimbursement of expenses, will be reported to the shareholders with the notice of the next shareholders' meeting or prior to that time in a written report containing a brief description of the proceedings involving the director being indemnified, and the nature and extent of the indemnification.

[Signature page follows]

Work Order #: 2021052500323992 - 1

Received Date: 06/09/2021

Amount Received: $30.00

The foregoing Second Amended and Restated Articles of Incorporation are executed by the Corporation by its duly authorized officer.

DATED: May 21, 2021

ROJO'S FAMOUS, INC.

By: /s/ Robert J. Selfridge
    Robert J. Selfridge
Its: Chief Executive Officer

Work Order #: 2021052500323992 - 1
Received Date: 06/09/2021
Amount Received: $30.00

EXHIBIT H

Webinar Transcript

Brett Andrews:	Hey everybody, this is Brett Andrews with MicroVentures. Thank you all for tuning in to the webinar today. Today we're going to be hearing from Rojo's Famous Pancakes. We are joined today by their CEO, RJ Selfridge. RJ has spent much of his career working in retail and consumer packaged goods. Before founding Rojo's Famous, he was the senior advisor to the chairman of Foodex Glove Co., a Japanese holding company that operated retail concepts like Tully's Coffee Japan. Additionally, he has spent time in hospitality. Prior to that, RJ served as the GM of the restaurant division HQ of Nordstrom's in Seattle. He also has worked as the department head of the Four Seasons Olympic Hotel in Seattle. RJ is a graduate of the University of Idaho.
Brett Andrews:	We're also joined today by their COO, Jamie Holt. Jamie joined Rojo's Famous in the summer of 2021 as the company's COO. Prior to joining Rojo's Famous Pancakes, he was the vice president of Consumer Sales at Wholesome Sweeteners. In this role, he was responsible for the oversight and development of strategies designed to deliver growth and profitability for the North American branded and private label businesses. Prior to joining Wholesome Sweeteners, Jamie was the senior director of Strategy at Cott Beverage, now Refresco. Jamie also spent two decades at Mars International. He earned his BBA in Marketing from Winthrop University. How are you guys doing today?
Jamie Holt:	Doing great.
RJ Selfridge:	Terrific.
Brett Andrews:	Great. Thanks for joining us on this beautiful Friday. So real quick, before we get started, just for the folks that are listening in, just to set expectations here, what we're planning to do today is RJ and Jamie are going to spend about 10 or 15 minutes going through their presentation. Hopefully you can see that beautiful intro slide on your screens. So they're going to introduce us to the company a little bit further, and then, when they're done with that, they're going to kick it back to me for a little Q&A so we can dig a little bit deeper into the business and try to get you guys a little more educated on what they're working on.
Brett Andrews:	So with that, RJ, Jamie, I will let you guys take it away and introduce everyone to Rojo's Famous Pancakes.
RJ Selfridge:	Terrific. Thank you, Brett, and thanks everybody for being with us today. John Marbett, my partner and original co-founder in Rojo's Famous, we developed and perfected a proprietary pancake cooking process in the mid-2010s. And in 2017, we founded Rojo's Famous. We'd seen in the grocery's freezer that there are several opportunities for protein and a carbohydrate, typically it's a croissant or an English muffin with some kind of meat, egg, cheese in the middle, but that's it. The only thing that people changed out was the carb. And this proprietary pancake, this unique pancake, allowed us to kind of reinvent the category. We were able to stuff a delicious fat-free pancake with quality ingredients, and that's another differentiator with us and competitors in the category; we focused on clean, natural, wholesome ingredients. And that

includes natural sausage. Both our pork and turkey sausages are 100% natural. We have cage-free eggs. And then instead of processed American cheese, we have real cheddar cheese. So the differentiators, again, were natural, wholesome, delicious ingredients stuffed in a pancake. And who doesn't love a pancake?

RJ Selfridge: So Jamie's going to take us through a little bit of the category here as it sits right now.

Jamie Holt: Yeah. So the one thing that really excited me and helped me make the decision to come to Rojo's were a couple of things. Number one, as great as our pancakes are, RJ and the team are even better people. So it was a company I felt comfortable with, and that's really important to me. The second thing that's important to me is what's the potential of a category? So when I started looking into a category, I saw a breakfast category that in 2020 was approximately $4.1 billion in sales, with a lot of room to expand. As more people are eating at home now, and people are looking for healthy options for their meals, I think this category is just primed to growth. So a lot of space in here for potential growth down the road.

Jamie Holt: From a dollars standpoint, the category grew 14.8% over 2019, and in unit growth it was about 8.9% over prior year. So we do have some main competition. The biggest one is Jimmy Dean. Jimmy Dean has the lion's share of the business. But, we feel like there's a lot of space. They have great items, but we feel like ours are better. And we feel like we have a real opportunity to capitalize on some of the opportunities in the frozen breakfast space right now.

RJ Selfridge: Oh, go ahead. You got it.

Jamie Holt: Go ahead, RJ.

RJ Selfridge: Oh, yeah. Thanks Jamie. So packaging formats, that's one thing again, just quickly. We've got a retail four pack box of what we call our original line. We've also got a 10 pack club pack of our original line. And then we also package this line in individually wrapped grab-and-go for the grocery freezer so the consumer can pick up one sandwich at a time. We're also in the process of launching a fruit line, and this will be a package of six to eight sandwiches in a box.

RJ Selfridge: And the one thing that's unique about our packaging format, and again, this may be of interest only to grocers, but we've designed the package to make sure that we can fit on any grocer's shelf. They merchandise for three weights. They can sit on the shelf essentially portrait, landscape, and then they can also be on the edge. The lid is a fully graphic-ed sell panel too.

RJ Selfridge: Great. Thanks Jamie. And again, the traditional line, we've got four SKUs, and it is, again, as mentioned before, our natural pork sausage, cage-free egg and cheddar cheese. We have a natural turkey sausage, along with the same aforementioned, cage-free egg and cheddar cheese. What we call a pig in a blanket, which is a double pork. There's no egg and cheese, just lots of pork sausage. And then our egg and cheddar cheese offering has no meat. It's officially vegetarian.

RJ Selfridge: And the ingredients are something that we talk about, and it's a major differentiator for us and our competitors. And when you go through all of the ingredients one by one, for those of you who are label readers, if we can't pronounce it, we don't want it in our product. So again, it's a very big deal to us that we feel good about all of these ingredients, and are happy to feed a Rojo's Famous Pancake Sandwich to our children, grandchildren, family members. It's just a naturally delicious, wholesome product.

RJ Selfridge: So, consistent with our commitment to the ingredients in our traditional line, our fruit-filled line adheres to the same commitment. Again, real fruit fillings, no additives or preservatives, no added sugar. And again, our fruit products are real fruit. Like our traditional line, all our pancake sandwiches are super convenient. They're all fully cooked. Just heat and serve. And you can heat them and serve them however is most convenient for you. Obviously, microwave, toaster oven, conventional oven. We even have customers who take them camping, wrap them in foil, and throw them in the fire, in the campfire. And they're fabulous that way. So again, all you need to do is bring them up to temperature. They're fully cooked and ready to eat.

Jamie Holt: So the thing I would add about the fruit is again, we see a huge opportunity for potential here. For parents, we have healthy, wholesome items. Kids love pancakes, and then when we combine the fruit offering, healthy fruit, this makes it kind of a no-brainer for us. And again, we see a real opportunity here.

Jamie Holt: The one thing that I want to expand on a little bit about the convenience of all of our items, including the fruit, is the way that you can cook them. We feel like we have opportunities anywhere from convenience stores, where you can throw it in a microwave real quick, get your coffee and run out the store. You can do it obviously at home. You obviously can stick it in a conventional oven and it comes out fantastic. And then I had a person this week who told me that they were fantastic in a toaster oven. So when you combine the wholesomeness of these items and the portability of it, whether it's on the go, whether it's a little bit longer in an oven, but tastes great, or even a microwave, these items are all just right on target for what we need.

RJ Selfridge: Thanks, Jamie. And to this point again, grab-and-go, we talked about our traditional line being individually wrapped, and it is a perfect item for convenience stores, coffee shops. We do have customers in food service too that essentially buy them in bulk and cook them up in sheet pans and put them on a buffet line. So, there's multiple uses for this product.

RJ Selfridge:	And again, just to reiterate, Rojo's, they are fully cooked, shipped frozen, and they have a 14 day shelf life thawed. And once you thaw them out, they'll live beautifully in your refrigerator for 14 days.
Jamie Holt:	So what you see right here, these are some of the customers that we currently supply around the country. But these are our customers that we currently supply product to. As you can see, this varies from the West Coast, Pacific Northeast, Northwest with Fred Meyer, to the East Coast with Wegmans, and other suppliers in between.
RJ Selfridge:	And the only thing I'll add here too is you'll see we are in Central Markets, which is HEB, a legendary Texas brand. That is their upscale banner, Central Markets, but we are also in the mainline HEB stores as well. So Central Markets and HEB in Texas.
Brett Andrews:	So you guys talked about the ingredients and how much time and emphasis you guys put on making sure these are ... I think you used the phrase, "Not having stuff in there that you can't properly pronounce," which I think is a good heuristic. Maybe you can share a little bit about how those ingredients were sourced? I guess I'm curious. Do you have one supplier that you go to for all of this? Do you source it from multiple different areas? And if you want to get into specifics of who those companies or people are, that's great, but no need. But just more curious just how that process works.
RJ Selfridge:	Yeah, thanks. So literally when we first started this, our number one seller is the pork sausage, egg and cheese, and so looking for pork, we knew that there are multiple, I'm going to say, off the top of my head, there are probably five contenders, five producers that produce a natural sausage package that would work in a Rojo. And so we looked first and foremost at, "Okay, it needs to be a natural product," and then we also went beyond that to some of the natural retailers. Again, like Whole Foods, and there's a local Seattle area co-op called PCC, and they've got a list of ingredients that they say, "If your product contains one of these ingredients," and there are hundreds of ingredients on these lists, "You're never going to sell here." And we said, "Okay, so that's a really good benchmark too."
RJ Selfridge:	So part of this was in our search of natural ingredients, we also educated ourselves. Before Rojo's, I didn't know what propyl gallate was, or some of these other things that these retailers don't want. So then it came down to finding a product that fit from a wholesomeness standpoint. Then it came down to taste. And so again, we did extensive testing with everybody. Friends, family, kids, grandchildren, customers, you name it. And we found what we think is the best, literally in each category. And the good news is we're not necessarily tied to one supplier. If there is a supply chain issue, there are people who make a product similar that meets our specs. But we believe we've got currently right now certainly the best sausage that you can buy in the marketplace.

RJ Selfridge:	And then again, cage-free eggs, that's something that's actually a little more difficult. There aren't a lot of cage-free eggs being manufactured, again, to our spec. And we're fairly specific with the size and shape that we want. But we've found a great one, and there a couple of options in the cage-free egg category. Not as many as sausage, but again, that was important to us not only from a natural standpoint, and you look at some things that are ingredients that I wasn't aware were not natural. And between label consultants and just to digress quickly, we are a USDA inspected facility. So, they've helped with our education as well. We have to submit all labels to the USDA for essentially their stamp of approval, and they've told us that you can't claim natural if that's in that product. So it sometimes can be arduous, but again, I think as challenging as the USDA inspection and auspices are, they've actually made us better and they've helped to maintain the quality and consistency of our product.
RJ Selfridge:	And then the cheddar cheese, probably that might be the easiest. There are some great cheddars, and again, we've specified a medium cheddar, sliced to a size and shape that we want. And the good news is cheddar cheese rarely has anything in it that you don't want. And again, that's been our militant view. And whenever we do go out and look for ingredients or shop ingredients or talk to prospective suppliers that want to do business with us, we just tell them, "Okay, here's our criteria. And if you've got a product that meets all of these criteria, we can talk. And if you don't, we don't."
Brett Andrews:	Yeah. And it's great to hear that from the beginning you guys are really considered about what you're putting into the food. I think, as we all know, consumers these days have been a lot more particular about what they're ingesting, so the fact that it's designed from the ground up with that in mind I think is a big plus.
Brett Andrews:	I think I wanted to move up through the stack and talk a little bit about the manufacturing process. So I guess for people who again may be not familiar with how this industry works, and certainly not maybe your business in general, can you share a little bit about how that's done? You have your own facility where you're controlling the whole process? Do you have a co-packer? How are you working on the manufacturing side?
RJ Selfridge:	Yeah, great question. But in fact, we do produce 100% of our product in our own facility. We're the only company and product. This is our facility. And that really helps us for really everything that we do. Not only do we control every piece of it, which we need to do to be a USDA inspected product, to control everything essentially from birth to shipment. From the receipt of raw ingredients to the shipment of finished goods, we need to control every piece of that, and we do. And that's something that USDA, again, checks every day of our lives. Like it or not, they're there every day. And really what we're doing is we're cooking that freshly made pancake, and then we're assembling the sandwiches, and then we immediately freeze them and prepare them for shipment.

RJ Selfridge:	So the process itself is rigorously controlled, again, for food safety. I don't know if this may be a big detail, but we've been producing for almost four years and we may want to edit this out. But I'll go back and say we have third party lab testing every month on all of our SKUs, all of our raw ingredients and finished product, and all of our food manufacturing surfaces, and we have never had a positive listeria test, which is extremely rare in this business. But that's none in four years, so we're really proud of that.
RJ Selfridge:	And the last thing I'll say about manufacturing, and this is the big deal that's going to change our future dramatically in the next maybe weeks now, is that we're moving from our current production facility of 1,800 square feet to our new production facility of about 16,000 square feet. So our new production facility, the production room itself is actually as big as our current entire plant. And what this does for us, and we've known this forever, and then everybody that comes in contact with Rojo's, and I can tell you, this was one of the first things our COO, Jamie, said after spending our time with us, was that, "You guys don't have a sales challenge. You have a production challenge. You need to be able to make more of these." And so that's what the future holds for us now near term, is that our new plant allows us to make enough of these to really make Rojo's an incredibly viable entity.
Brett Andrews:	Yeah, I'm glad you-
Jamie Holt:	The thing I would add to that as well is, as RJ just mentioned, we're in the process of moving into a new facility that's going to greatly enhance our capacity, but we're also looking for, and I'm actually managing this piece myself, looking to add a facility on the East Coast. The East Coast is an important market for us. Seattle can manage the West Coast; we're looking at an East Coast facility to help facilitate all the major customers on the East Coast. We anticipate that in early 2022 we'll have that facility up and running, and then that's going to add on additionally to all the additional capacity that RJ just spoke of. So we're very, very excited about that. This is a work in progress as we speak, and again, anticipate that coming online in early 2022.
Brett Andrews:	Great, yeah, and I do want to get to use of funds at the end of this, and this was sort of the whole purpose of this raise. But while we're moving our way through the supply chain, I wanted to talk about the distribution side. So Jamie, you touched on getting a location on the East Coast. I'm sure that has a lot to do with, as you mentioned, getting closer to customers on that side of the country. As it sits today, so you guys go through your own manufacturing process, it's in your plant, you have finished product, now you're ready to get it to customers. Are you working with third party distributors? If so, is it one? Do you have a number of them? And you guys have gotten into some big name retailers, as you showed before, so I guess I'm curious how that process works, from finished goods to getting to the end consumer.
Jamie Holt:	Yeah, I can speak to that.

RJ Selfridge:	Yeah, please.
Jamie Holt:	We obviously use the two major distributors, KeHE and UNFI. The two combined are thousands and thousands and stores, or what we call opportunities for us. So, we use UNFI and KeHE, and then some others we just ship directly to. We make them in our warehouse and we ship directly to their warehouse facilities. So that's our main path to distribution right now.
Brett Andrews:	Got it. And are they doing the sales on your behalf to those retailers? Just curious. Or I know, for example, in the spirits or alcohol business, the brand itself has to go and get their foot in the door with the retailers and then the distributors more or less just fulfill the orders. Or in the business you're in, are they somewhat an extension of your sales team, or are they more just fulfillment?
Jamie Holt:	It's mainly fulfillment. I mean, obviously when we want promotions, you send a book that gets distributed to all their customers, which opens up opportunities for customers to order our products. Mainly we work through a broker network, that we identify specific retailers and accounts across the country that we want to pitch to, that we feel our items will be successful in. And whether it's going through a retailer who pulls through a distributor, that's just fine with us. Many distributors prefer that it would come direct, and that's fine with us as well. So it's kind of dependent upon what the retailer wants, what the logistics works out to best from a cost standpoint. And right now we're trying to be very strategic in how we manage. We're greatly enhancing our capacity, but we don't want to go too quickly. We want to be successful first and then continue to grow on that success down the road.
Brett Andrews:	Got it. Great. And I guess switching gears a little bit, maybe not, wanted to talk, to the extent you guys can share, a bit about the unit economics. So you've got a number of SKUs, everything from the single package grab-and-gos to the packages that I think it's six units, eights units? I guess was just curious, and again, I know that there's certain prices that you work with to your distributors, so if there's some things that you want to keep a little more close to the vest, that's fine. I guess maybe just to the extent that you can share, what are we looking at from a retail pricing perspective? And if you can share anything on margins, I guess on an average gross margin basis, what are we talking about?
RJ Selfridge:	Yeah. I'll let Jamie take this, but I think as far as sharing this information, grocery margins ... Sorry, grocery margins are fairly well known throughout the grocery community, so these aren't any secrets. We're happy to share.
Brett Andrews:	Okay, great.
RJ Selfridge:	So Jamie, do you want to expand to that-

Jamie Holt:	Again, the one thing I would add to that is our products offer great margins to the retailers. Every customer is different, right? Some customers offer lower margins to make it up in volume. Some want higher margins. We're very flexible. We work with either one. And for the most part, our main grocery pack will be priced at around $7.99. Anywhere from $6.99 to $7.99, depending on the retailer. And that works out just fantastic from a price point compared to our competitors.
Jamie Holt:	And margins for the most part with our retailers are in the mid-30s.
RJ Selfridge:	Yeah. Yeah. There are really solid margins available to us, and that's something that when we move into fruit, the margins improve too. So there's even better opportunity in fruit-filled.
Brett Andrews:	You guys are doing a great job of leading the witness here, because that was my next question on the list. But I was going to ask a little bit about the planned rollout for that. So obviously you guys have the labels completed, and maybe this is a two part question. One, just a little bit more about the product first, am I imagining this right, that the fruit is inside the actual pancake? Or is it fruit inside of the pancake sandwich, is the first part. And the second is, is there a timed rollout of this? When are you expecting to launch?
RJ Selfridge:	Yeah, really good questions, Brett. So the first answer is that like our original line, the fruit is not going to be in the pancake mix itself where it's baked in like you see sometimes with chocolate chips or blueberry chunks or something in the pancake. The fruit filling is actually going to be essentially wrapped inside a fully cooked pancake. So you bite into the pancake and you can see the fruit inside. So that's the concept for that.
RJ Selfridge:	And then literally, yes, we have the packaging done. Most, I would say, of our opportunity is going to be probably Q1 of 2022.
Brett Andrews:	Got it. Great. And the last couple of questions from me. So we talked about the manufacturing process, how the supply chain works, and then how you guys have been getting into some of these retailers. I guess marketing was one of the open-ended parts of that process I wasn't quite sure on, and I think maybe it would be helpful to give some people some color. So obviously there's a lot of different ways that you can market a product. Ultimately, if I remember correctly, right now people can only pick it up in brick and mortar stores. You're not shipping online, but maybe you can correct me if I'm wrong there. So I guess if it is the case that it's mostly brick and mortar, how do you guys think about the marketing strategy now and then going forward?
RJ Selfridge:	So we are right now entirely brick and mortar. We have explored the options to ship, and it's a good news/bad news, that if you're within a couple of days of a Rojo's plant, two days to be specific, we've had success shipping. And if you're not, if you're a three day priority USPS box, we can't guarantee the arrival of the

product. So it's a challenge for us, and we don't want shipping and packaging to be way more expensive than the product itself. So we're working on that. We know there's an opportunity. We did some testing of that. And the people that we were able to service loved it, and we think again there's an opportunity to come back to that.

RJ Selfridge: I think, again, marketing at the grocery store level has traditionally been a challenge, and I think Jamie's having some connectivity issues. I know he could speak to this very specifically, especially with his time at Mars, that the groceries expect you to market and put a discount program together maybe four to 16 times a year. And from a grocery store standpoint, that's what they look at as probably a major piece of your marketing, how many times are going to be on deal, and what does that deal look like? And then they expect that to be backed up with a social media commitment. There are opportunities to buy in their local fliers. Grocery stores typically print fliers. But those can be even challenging to get in. The commitment to be in the flier is significant. So we've had a desire to go into fliers, but it's not always available.

RJ Selfridge: And then something that we've literally just started participating in is Instacart. That's a big deal now. Especially with the pandemic, Instacart has exploded. And Instacart is an awesome way for all manufacturers of branded products to get really in the face of consumers front and center. So Instacart, and again, not unlike all other retailers do, a social media presence, being able to communicate directly to customers about what's going on in their market. That's another required way to do marketing and communicate with the end consumer.

Jamie Holt: The other thing I would add, and to just piggyback what RJ is saying, that the business has changed a lot over my career. When you go in and talk to customers now, they want to know what your social media footprint looks like. And that's another huge opportunity for us. I've talked to RJ and John about that, and we're in the process of greatly enhancing our social media footprint as we speak.

Jamie Holt: On the other side of that, RJ spoke a little bit about our online presence from a sales standpoint. We've got to take advantage of that, because so many people now, whether it be COVID or just people are just more comfortable ordering stuff online, so much is brought to the home now. So we have to be in a position, and we will be in a position, to take advantage of that in the near future as well.

Jamie Holt: Now, the biggest complexity to that, it sounds very easy, but we have frozen products. So what we have to do is really, as RJ said, be able to ship product that stays stable during the shipment, that doesn't take the cost too high. And we will figure that out. We're not the first company out there that's shipped frozen products before and we won't be the last. But that's something that we believe will help us uptick sales in a nice fashion over the next six to 12 months.

Brett Andrews:	Yeah, it sounds like there's a lot of exciting things going on there. One point I just wanted to grab out of there that you made, RJ, on the Instacart front. I think that that sounds like a really interesting way to get to consumers. As you mentioned, it is a frozen product, so freight is more expensive. And when you're shipping small one-off units, doing it from a grocery that's actually close to the consumer makes a ton of sense.
RJ Selfridge:	Yeah. I don't want to make this an Instacart pitch, but our initial experience is kind of magical. You start with Instacart and then literally everywhere that you're available in a grocery that participates with Instacart, you're there. And you can take the level of participation and like any online platform, you can spend money to get on the front page or whatever. But the fact of the matter is, immediately you're everywhere Instacart is.
Brett Andrews:	Yeah. And with football season going on, you've got games starting on Saturdays at nine in the morning. So you can get your shipment of Rojo's Famous Pancakes and have yourself a little breakfast while you're watching the game.
RJ Selfridge:	Perfect, isn't it?
Brett Andrews:	Okay, well last question before we wrap up. And as I mentioned, I'll make sure to give some people some places they can find some more information and give you guys a final word here. But I wanted to talk just a bit about the use of funds, since it wasn't in the presentation. Obviously, the reason for doing this webinar is to further educate investors or potential investors who have an interest in what you guys are building and potentially being a part of it. So would love to hear a little bit more about what you guys plan to do with the raise. I know we've talked a lot about the different initiatives, whether it's moving into the new space and the new product line that you've got. There's a lot of exciting stuff going on. But maybe just a brief bit about how you plan to use the funds?
RJ Selfridge:	Yeah, thanks Brett. And you've pretty much covered it. I mean, literally, as Jamie mentioned, when we move into the new space, our capacity, our capability, we expect it to be 60% more than what we're able to do now. And one of the uses of funds over this raise is to actually add a second line in the new facility. And we have room easily for the second line, which will then take that new capacity and double it, we expect. So a big commitment of this raise is to really make sure that we've got robust capacity, because like I said before, we don't have a selling problem or challenge. We have a manufacturing challenge. And we need to make sure that we can make everything that people want. So manufacturing is a big deal. This raise will help us get maybe the foundation to be able to find the second plant in the East. But there isn't money from this raise designated to opening this second plant yet, but it will help us to find where that's going to be.
RJ Selfridge:	Another chunk of this is, again, the new product R&D, finalizing the fruit. There's some manufacturing equipment that we need to buy that's unique to fruit. Again, the good news is it's a much more automated process than our

traditional line, so a little bit more equipment, but fewer employees to produce fruit. So again, very efficient.

RJ Selfridge: And then the other piece of this, in addition to a bigger marketing commitment, more marketing dollars than we're spending now, working capital. The sale cycle here, the day we get a purchase order, it may be 60 days until we're paid. And so working capital is very important to us. That we buy ingredients, we produce it, and we ship it, and then as soon as it's received, that 30 day clock starts ticking on accounts receivable. So working capital literally to help us buy and operate more efficiently and bridge that gap between purchase orders and payment.

Brett Andrews: Great. Yeah, I think that's a good summation. And I think it's important to note for folks that we are working with physical goods here, so when you touch on the working capital, it's definitely a requirement. And when you're having to wait for a while to get paid, it's not a matter of getting paid, it's the timing and that cashflow that goes with it. So I totally see that as a big use.

Brett Andrews: Well, this has been great, gentlemen. Real quick, just before I give you guys an opportunity to share some parting thoughts, I want to thank everybody who's tuned in on this. You're most likely listening to this on the campaign page for Rojo's Famous on microventures.com. If for some reason you're listening to this elsewhere, I would love you to go check out that page. The direct URL is invest.microventures.com/offerings/rojos-famous. Or you can go to the microventures.com homepage, click the Invest tab, and then scroll down until you see the tombstone and click there. On that page we've got a whole host of additional information, including financials. We have the use of funds broken down there in a little bit more detail. We put this content together in conjunction with the Rojo's Famous team, so it really took a lot of time to try to include everything that we think investors might want to find relevant. And this also includes the investment terms. So I'd also encourage you, if you're interested, to go check that out.

Brett Andrews: If you still have a question after the fact, there's a discussion forum down at the bottom. So you can submit any questions there. RJ's been doing a great job of responding to those, so I'd encourage you to ask any questions there as well. And then of course, if you'd like to invest, that is the purpose of this webinar, is to educate potential investors, we'd love to have you join what these guys are doing. If you have an account with us, you likely know how the process works. If you don't, I encourage you to sign up. It's free to do so, so you just make a MicroVentures account and all the funding takes place there. And it'll eventually go to the Rojo's Famous team.

Brett Andrews: So yeah, with that, guys, any parting thoughts you'd like to share? Or anywhere else you'd like to point them towards? I guess the website may be one; any other places you'd like folks to maybe take a look at?

RJ Selfridge:	As far as what's at their fingertips, again, it's been awesome working with the MicroVentures team. And again, this is our first public raise at this level, which is again key to us getting to the next level. And the level of information and the ease that people can move around their site and see everything they need to see is terrific. So I think there maybe is a little bit more detail on our website. Social media, you can check out our Facebook page, you'll see some of the marketing things that we've been doing, not only with respect to MicroVentures, but with respect to our retail partners. But the detail really is on the MicroVentures site.
Brett Andrews:	Perfect. Well guys, like I said, I really appreciate you taking some time here out of your I'm sure busy days to share more about the business. I know we're really excited to work with you. As I've mentioned multiple times, I'm a big fan of the product, and I think Jamie mentioned you're all great people, and it's great to work with great people. So it's been a pleasure working with you guys so far. I'm really excited to see how everything else progresses. So with that, I'll let you guys go. Like I said, I appreciate the time. Thank you for everyone who's been listening in, and I hope everyone has a great weekend and a great rest of the day.
RJ Selfridge:	Yeah, you too, Brett. And by the way, we'll make sure you get some fruit down there in Austin.
Brett Andrews:	Please do. Please do. So we'll have to figure out a way to get it there. But no, I really appreciate you sending that first package, and really excited to try the new products.
RJ Selfridge:	Awesome.
Brett Andrews:	All right, guys, take care.
RJ Selfridge:	Hey, thanks very much.
Brett Andrews:	Bye.